1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 30, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/08/30

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1	Consolidated Financial Statements for the Six Months Ended June 30, 2007 and 2006 and Independent Auditors’Report

2	Financial Statements for the Six Months Ended June 30, 2007 and 2006 and Independent Auditors’ Report

Exhibit 1

Chunghwa Telecom Co., Ltd. and its

Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2007 and 2006 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. However, we did not audit the financial statements of Taiwan International Standard Electronics Co., Ltd. and of Senao Networks, Inc. As of June 30, 2007, the carrying values of the investments in those companies were NT$796,430 thousand. The equity in their net gain amounted to NT$14,925 thousand for the six months ended June 30, 2007. The financial statements of Taiwan International Standard Electronics Co., Ltd. and of Senao Networks, Inc. as of and for the six months ended June 30, 2007, were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the financial statements of other auditors provide a reasonable basis for our opinion.

In our opinion, according to our audit result and auditor report of other auditors, the consolidated financial statements referred to first paragraph present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of June 30, 2007 and 2006, and the results of their operations and consolidated cash flows for the six months then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the consolidated financial statements, on January 1, 2006, Chunghwa Telecom Co., Ltd. and its subsidiaries adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released standards.

August 16, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$82,369,585	17	$63,206,044	14
Financial assets at fair value through profit or loss (Notes 2 and 5)	65,441	—	—	—
Available-for-sale financial assets (Notes 2, 3 and 6)	17,673,506	4	15,956,060	3
Held-to-maturity financial assets (Notes 2 and 7)	50,672	—	—	—
Trade notes and accounts receivable, net of allowance for doubtful receivable of $3,686,360 in 2007 and $3,477,198 in 2006 (Notes 2 and 8)	12,576,793	2	11,527,627	3
Receivables from related parties (Note 28)	27,947	—	26,529	—
Other current monetary assets (Notes 2, 9 and 31)	5,433,132	1	5,144,291	1
Inventories, net (Notes 2 and 10)	4,285,410	1	1,327,869	—
Deferred income taxes (Notes 2 and 25)	65,205	—	1,643,059	—
Pledged assets (Note 29)	1,525	—	—	—
Other current assets (Note 11)	3,481,180	1	3,043,387	1

Total current assets	126,030,396	26	101,874,866	22

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,839,920	—	1,482,548	—
Financial assets carried at cost (Notes 2, 3 and 13)	1,956,730	—	1,866,280	—
Held-to-maturity financial assets (Notes 2 and 7)	243,222	—	—	—
Other monetary assets (Notes 3, 14 and 31)	2,000,000	1	2,000,000	1

Total investment	6,039,872	1	5,348,828	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)
Cost
Land	101,122,437	21	100,892,410	22
Land improvements	1,482,502	—	1,477,700	—
Buildings	59,929,972	13	58,623,832	13
Machinery and equipment	21,012,877	4	21,741,975	5
Telecommunications network facilities	639,089,382	133	629,229,969	134
Miscellaneous equipment	2,158,397	1	2,003,154	—

Total cost	824,795,567	172	813,969,040	174
Revaluation increment on land	5,823,991	2	5,945,551	1

	830,619,558	174	819,914,591	175
Less: Accumulated depreciation	517,395,857	108	496,019,519	106

	313,223,701	66	323,895,072	69
Construction in progress and advances related to acquisitions of equipment	20,431,721	4	25,247,771	5

Property, plant and equipment, net	333,655,422	70	349,142,843	74

INTANGIBLE ASSETS (Note 2)
3G concession	8,609,001	2	9,357,610	2
Trademark	115,151	—	—	—
Goodwill	72,411	—	—	—
Other	205,454	—	173,000	—

Total intangible assets	9,002,017	2	9,530,610	2

OTHER ASSETS
Lease assets (Notes 2, 16 and 29)	354,003	—	—	—
Idle assets (Note 2)	968,755	—	929,256	—
Refundable deposits	1,497,753	1	1,557,287	1
Deferred income taxes (Notes 2 and 25)	887,061	—	417,868	—
Other	500,097	—	527,388	—

Total other assets	4,207,669	1	3,431,799	1

TOTAL	$478,935,376	100	$469,328,946	100

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 17)	$240,000	—	$—	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	19,828	—	—	—
Trade notes and accounts payable	7,739,586	2	7,623,481	2
Payables to related parties (Note 28)	414,648	—	412,695	—
Income tax payable (Notes 2 and 25)	6,609,037	1	4,838,905	1
Accrued expenses (Note 18)	11,473,208	3	14,582,614	3
Dividends payable (Note 21)	34,750,513	7	40,659,617	9
Current portion of long-term loans (Note 20)	108,371	—	300,000	—
Other current liabilities (Notes 19 and 21)	14,635,442	3	15,742,273	3

Total current liabilities	75,990,633	16	84,159,585	18

LONG-TERM LIABILITIES
Long-term loans (Note 20)	492,045	—	—	—
Deferred income	1,218,169	—	674,602	—

Total long-term liabilities	1,710,214	—	674,602	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	2,571,417	1	368,025	—
Customers’ deposits	6,510,567	1	6,878,193	2
Other	806,504	—	130,312	—

Total other liabilities	9,888,488	2	7,376,530	2

Total liabilities	87,684,321	18	92,305,703	20

STOCKHOLDERS’ EQUITY OWNED BY THE PARENT COMPANY (Notes 2, 3, 15, 21 and 23)
Common capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,667,845 thousand shares in 2007 and 9,455,725 thousand shares in 2006	96,678,451	20	94,557,249	20

Preferred stock $10 par value	—	—	—	—

Capital stock to be issued	9,667,845	2	2,121,202	—

Capital surplus:
Paid-in capital in excess of par value	200,592,390	42	210,260,235	45
Donations	13,170	—	13,170	—
Equity in capital surplus reported by equity-method investees	3,309	—	—	—

Total capital surplus	200,608,869	42	210,273,405	45

Retained earnings:
Legal reserve	48,036,210	10	44,037,765	9
Special reserve	2,678,723	1	2,680,184	1
Unappropriated earnings	24,674,913	5	17,280,390	4

Total retained earnings	75,389,846	16	63,998,339	14

Other adjustments
Cumulative translation adjustments	(4,445)	—	(3,683)	—
Unrealized gain on financial instruments	800,068	—	226,166	—
Capital surplus from revaluation of land	5,824,210	1	5,850,565	1

Total other adjustments	6,619,833	1	6,073,048	1

Total stockholders’ equity owned by the parent company	388,964,844	81	377,023,243	80
Minority interest	2,286,211	1	—	—

Total stockholders’ equity	391,251,055	82	377,023,243	80

TOTAL	$478,935,376	100	$469,328,946	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 16, 2007)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2007		2006
	Amount	%	Amount	%
REVENUES (Note 28)	$95,709,767	100	$90,594,341	100

OPERATING COSTS (Note 28)	49,815,887	52	45,601,157	51

GROSS PROFIT	45,893,880	48	44,993,184	49

OPERATING EXPENSES
Marketing	11,161,773	12	12,219,549	13
General and administrative	1,554,861	2	1,600,521	2
Research and development	1,523,899	1	1,580,588	2

Total operating expenses	14,240,533	15	15,400,658	17

INCOME FROM OPERATIONS	31,653,347	33	29,592,526	32

OTHER INCOME
Interest	692,275	1	314,434	—
Penalties income	433,283	1	829,833	1
Income from sale of scrap inventories	375,180	—	424,454	1
Dividends income	58,448	—	31,776	—
Equity in earnings of equity investees	47,927	—	682	—
Gains on sale of investments, net	28,366	—	—	—
Other	137,122	—	193,802	—

Total other income	1,772,601	2	1,794,981	2

OTHER EXPENSES
Special termination benefit under early retirement program	1,873,930	2	2,302,035	3
Losses on disposal of property, plant and equipment	21,933	—	65,794	—
Interest	7,086	—	1,413	—
Foreign exchange loss, net	551	—	70,857	—
Other	385,135	—	395,736	—

Total other expenses	2,288,635	2	2,835,835	3

INCOME BEFORE INCOME TAX	31,137,313	33	28,551,672	31
INCOME TAX (Notes 2 and 25)	6,431,088	7	6,364,399	7

CONSOLIDATED NET INCOME	$24,706,225	26	$22,187,273	24

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2007		2006
	Amount	%	Amount	%
ATTRIBUTED TO
Shareholders of the parent	$24,598,845	26	$22,187,273	24
Minority interests	107,380	—	—	—

	$24,706,225	26	$22,187,273	24

	2007		2006
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 26)
Basic net income per share	$2.91	$2.31	$2.67	$2.07

Diluted net income per share	$2.91	$2.31

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 16, 2007)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	Common Capital Stock		Preferred Stock		Capital Stock to be Issued	Capital Surplus	Retained Earnings
	Shares (Thousands)	Amount	Shares (Thousands)	Amount			Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2007	9,667,845	$96,678,451	—	$—	$—	$210,273,336	$44,037,765	$2,680,184	$39,984,454
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—
Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—	—	3,998,445	—	(3,998,445)
Reverse for special reserve	—	—	—	—	—	—	—	(1,461)	1,461
Cash dividend - NT$3.58 per share	—	—	—	—	—	—	—	—	(34,610,885)
Employees’ profit sharing - cash	—	—	—	—	—	—	—	—	(1,256,619)
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	(35,904)
Capital surplus transferred to common capital stock	—	—	—	—	9,667,845	(9,667,845)	—	—	—
Minority interest	—	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2007	—	—	—	—	—	—	—	—	24,598,845
Unrealized gain or loss on financial instruments in investees	—	—	—	—	—	—	—	—	—
Adjustment arising from changes in percentage of ownership in investees	—	—	—	—	—	3,378	—	—	(7,994)
Cumulative translation adjustment for foreign-currency investments in investees	—	—	—	—	—	—	—	—	—
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—

BALANCE, JUNE 30, 2007	9,667,845	$96,678,451	—	$—	$9,667,845	$200,608,869	$48,036,210	$2,678,723	$24,674,913

BALANCE, JANUARY 1, 2006	9,647,725	$96,477,249	—	$—	$—	$214,542,773	$39,272,477	$2,680,184	$48,087,583
Effect of adopting the SFAS No. 34	—	—	—	—	—	—	—	—	—
Issuance of preferred stock at par value of NT$10 - 2 shares (Note 21)	—	—	—	—	—	—	—	—	—
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—
Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—	—	4,765,288	—	(4,765,288)
Cash dividend - NT$4.3 per share	—	—	—	—	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	—	—	—	—	1,891,145	—	—	—	(1,891,145)
Employees’ profit sharing - cash	—	—	—	—	—	—	—	—	(230,057)
Employees’ profit sharing - dividends	—	—	—	—	230,057	—	—	—	(230,057)
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	(15,337)
Net income for the six months ended June 30, 2006	—	—	—	—	—	—	—	—	22,187,273
Cumulative translation adjustment for foreign-currency investments in investees	—	—	—	—	—	—	—	—	—
Treasury stock repurchased by the Company - 192,000 thousand common shares	—	—	—	—	—	—	—	—	—
Retirement treasury stock - 192,000 thousand common shares (Note 23)	(192,000)	(1,920,000)	—	—	—	(4,269,368)	—	—	(5,202,965)
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—

BALANCE, JUNE 30, 2006	9,455,725	$94,557,249	—	$—	$2,121,202	$210,273,405	$44,037,765	$2,680,184	$17,280,390

	Other Adjustments
	Cumulative Translation Adjustments	Unrealized Gain on Financial Instruments	Capital Surplus from Revaluation of Land	Treasury Stock	Minority Interest	Total Stockholders’ Equity

BALANCE, JANUARY 1, 2007	$(3,304)	$541,072	$5,824,600	$—	$97,641	$400,114,199
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	(390)	—	—	(390)
Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—	—
Reverse for special reserve	—	—	—	—	—	—
Cash dividend - NT$3.58 per share	—	—	—	—	—	(34,610,885)
Employees’ profit sharing - cash	—	—	—	—	—	(1,256,619)
Remuneration to directors and supervisors	—	—	—	—	—	(35,904)
Capital surplus transferred to common capital stock	—	—	—	—	—	—
Minority interest	—	—	—	—	2,081,190	2,081,190
Net income for the six months ended June 30, 2007	—	—	—	—	107,380	24,706,225
Unrealized gain or loss on financial instruments in investees	—	(1,293)	—	—	—	(1,293)
Adjustment arising from changes in percentage of ownership in investees	—	—	—	—	—	(4,616)
Cumulative translation adjustment for foreign-currency investments in investees	(1,141)	—	—	—	—	(1,141)
Unrealized gain or loss on financial instruments	—	260,289	—	—	—	260,289

BALANCE, JUNE 30, 2007	$(4,445)	$800,068	$5,824,210	$—	$2,286,211	$391,251,055

BALANCE, JANUARY 1, 2006	$(2,942)	$—	$5,850,864	$—	$—	$406,908,188
Effect of adopting the SFAS No. 34	—	51,675	—	—	—	51,675
Issuance of preferred stock at par value of NT$10 - 2 shares (Note 21)	—	—	—	—	—	—
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	(299)	—	—	(299)
Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—	—
Cash dividend - NT$4.3 per share	—	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	—	—	—	—	—	—
Employees’ profit sharing - cash	—	—	—	—	—	(230,057)
Employees’ profit sharing - dividends	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	(15,337)
Net income for the six months ended June 30, 2006	—	—	—	—	—	22,187,273
Cumulative translation adjustment for foreign-currency investments in investees	(741)	—	—	—	—	(741)
Treasury stock repurchased by the Company - 192,000 thousand common shares	—	—	—	(11,392,333)	—	(11,392,333)
Retirement treasury stock - 192,000 thousand common shares (Note 23)	—	—	—	11,392,333	—	—
Unrealized gain on financial instruments	—	174,491	—	—	—	174,491

BALANCE, JUNE 30, 2006	$(3,683)	$226,166	$5,850,565	$—	$—	$377,023,243

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 16, 2007)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$24,706,225	$22,187,273
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	425,194	320,723
Depreciation and amortization	19,961,984	20,581,559
Losses on inventory valuation	6,893	—
Valuation loss on financial instruments, net	(2,537)	—
Loss (gain) on sale of investments, net	(28,366)	17,549
Losses on disposal of property, plant and equipment, net	15,582	64,485
Losses on disposal deferred expenses	54	—
Equity in earnings of equity investees	(47,927)	(682)
Dividends received from equity investees	44,000	42,331
Deferred income taxes	(277,616)	346,338
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(85,780)	—
Trade notes and accounts receivable	738,741	921,597
Receivables from related parties	(808,238)	43,631
Other current monetary assets	599,513	561,347
Inventories	(536,084)	880,597
Other current assets	(3,700,091)	(1,796,351)
Increase (decrease) in:
Trade notes and accounts payable	(2,705,269)	(2,673,211)
Payables to related parties	841,846	(138,331)
Income tax payable	(2,018,720)	4,822,355
Accrued expenses	(7,654,076)	(857,795)
Other current liabilities	1,619,450	573,926
Deferred income	287,850	356,074
Accrued pension liabilities	1,297,485	368,025

Net cash provided by operating activities	32,680,113	46,621,440

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale financial assets	(11,028,111)	(2,986,894)
Proceeds from disposal of available-for-sale financial assets	707,545	1,841,468
Acquisitions of held-to-maturity financial assets	(300,000)	—
Proceeds from disposal of held-to-maturity financial assets	6,106	—
Increase in long-term investment accounted for using equity method	(1,093,268)	—
Proceeds from disposal of long-term investment	69,475	—
Acquisitions of property, plant and equipment	(9,691,679)	(11,947,382)
Proceeds from disposal of property, plant and equipment	12,114	6,472
Increase of intangible assets	(59,958)	(57,293)
Increase in other assets	(63,532)	(62,824)

Net cash used in investing activities	(21,441,308)	(13,206,453)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	$114,000	$—
Payment on principal of long-term loans	(330,056)	(200,000)
Increase in long-term loans	21,944	—
Decrease in customers’ deposits	(165,897)	(430,305)
Increase (decrease) in other liabilities	245,625	(76,973)
Proceeds from exercise of employee stock option	15,339	—
Repurchase of treasury stock	—	(11,392,333)

Net cash used in financing activities	(99,045)	(12,099,611)

EFFECT OF EXCHANGE RATE	(486)	—

EFFECT OF CONSOLIDATED OF SUBSIDIARIES CHANGE	557,337	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	11,696,611	21,315,376
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	70,672,974	41,890,668

CASH AND CASH EQUIVALENTS, END OF PERIOD	$82,369,585	$63,206,044

SUPPLEMENTAL INFORMATION
Interest paid	$12,173	$1,413

Income tax paid	$8,753,949	$78,363

NON-CASH FINANCING ACTIVITIES
Dividend payable	$34,750,513	$40,659,617

Payables to employees’ profit sharing and remuneration to directors and supervisors	$1,300,059	$245,394

Current portion of long-term loans	$108,371	$300,000

(Continued)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

Acquired Senao International Co., Ltd., the assets and liabilities, based on their fair values are as follows:

Cash	$617,003
Financial assets at fair value through profit or loss	86,796
Trade notes and accounts receivable	2,024,443
Inventories	1,625,790
Other current assets	334,055
Long-term investment	12,941
Property, plant, and equipment	1,316,657
Identifiable intangible assets	365,920
Other assets	134,869
Short-term loans and current portion of long-term loans	(100,000)
Trade notes and accounts payable	(1,629,324)
Other current liabilities	(714,517)
Long-term liabilities	(580,000)
Other liabilities	(92,579)

Total	3,402,054
Percentage of ownership	31.3285%

Total amount of acquiring subsidiary	$1,065,813

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 16, 2007)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

SENAO International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in Telecommunication facilities sales. The Company acquired 31.33% shares of SENAO on January 15, 2007 and has control in SENAO by obtaining the concurrence of one-half or more directors on April 12, 2007.

The Company invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January, 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. The Company has acquired 70% shares of CHIEF on September, 2006.

The Company has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operating stage yet. Both holding companies are operating as investment companies and Chungwa has 100% ownership right in an amount of US$1 in each holding company.

Taiwan Icon, Inc. (“Taiwan Icon”) which is the subsidiary of SENAO was incorporated in October, 2003. Taiwan Icon engages mainly in Telecommunication facilities sales.

Unigate Telecom Inc. (“Unigate”) which is the subsidiary of CHIEF was incorporated in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited which is the subsidiary of CHIEF was incorporated in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

As of June 30, 2007 and 2006, the Company and its subsidiaries had 25,757 and 25,407 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between the Company and its subsidiaries as of June 30, 2007:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Group. The Group continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Group bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basic of Consolidated Financial Statements

The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries with significant influence (collectively “the Group”). All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements as of and for the six months ended June 30, 2007 include the accounts of the Company and its subsidiaries-SENAO, CIYP, CHIEF, New Prospect, Prime Asia, Taiwan Icon, Unigate and CHIEF (HK). As of and for the six months ended June 30, 2006 include the accounts of the Company and its subsidiaries - New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated at exchange rates in effect on the balance sheet date; shareholders’ equity accounts are translated using historical exchange rates and income statement accounts are translated using average exchange rates during the period.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper and bond with resale agreements purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments at fair value through profit or loss include financial assets or liabilities held for trading and those designated on initial recognition to be measured at fair value with fair value changes recognized in profit or loss. On initial recognition, the financial instruments are recognized at fair value plus transaction costs and are subsequently measured at fair value with fair value changes recognized in profit or loss. Once the Company becomes contractual in a financial instrument arrangement, the financial instruments are eligible for classification as assets or liabilities. If the contractual arrangement is outside the control of the Company, the financial instruments will be derecognized in assets. If the contractual arrangement gives the Company a right of redemption, cancellation or elimination upon expiration, the financial instruments will be derecognized in liabilities.

Derivatives are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. Cash dividends received (including the year of investment) is recognized in earnings. When the financial instruments are derecognized, the difference between sales proceeds or cash payment and principal amount shall be accounted for as profits and losses. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities. When the fair value is positive, the derivative is recognized as a financial asset. When the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. The accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The policy for recognition and derecognition of available-for-sale financial assets are similar to financial assets and liabilities at fair value through profit or loss.

The basis for determining the fair value of financial instruments is as follows: Listed stocks, closing prices as of balance sheet date; open-end mutual funds, net assets value as of balance sheet date; bonds, quotes in the OTC market as of balance sheet date; financial instruments without active market, fair value are estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Cash dividends are recognized as investment income upon the grant day but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new number of shares.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity. For debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of the aging of the receivables and estimated collectibility of individual receivables. The Group periodically evaluates the collectibility of receivables in consideration of client’s receivable aging analysis.

Inventories

The Group inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss, depending on whether the investor has controlling power over investees or not. Unrealized profits and losses on sales to investees over which the Company has a controlling power are totally eliminated. Otherwise should be deferred in proportion to the Company’s ownership percentage. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

With respect to investment purchase or adoption of the equity method of accounting, effective on January 1, 2006, in accordance with the revised accounting pronouncement, goodwill is recognized by the difference that the cost of investment is exceeding the fair value of the acquisition. Goodwill can not be amortized, but is subject to a goodwill impairment test. If there is a triggering event or change in circumstance, the goodwill impairment test will be performed. If the fair value of the identifiable net assets exceeds the cost of investment, the difference should be allocated to the noncurrent assets (with exception of non-equity financial assets, assets in the suspense accounts, deferred tax assets and liabilities, and prepaid pension costs or other expenses related to pension plans) and reduced in proportion to the amount of their fair value. If there is still a difference after the purchase price allocation, the difference will be accounted for as extraordinary profits.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. If the capital surplus account is not enough for debiting purposes, any remaining decrease is debited to unappropriated retained earnings.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to shareholder’s equity-other adjustments from revaluation under the heading shareholder’s equity-other adjustments from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 5 to 10 years; telecommunication network facilities, 5 to 30 years; and miscellaneous equipment, 2 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Computer software costs and Patents are amortized using the straight-line method over the estimated useful lives ranging from 3 to 20 years. Amortization on goodwill is prohibited.

From January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be recognized as an expense when it is incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized upon the assets’ estimated useful life using the straight-line method. Development costs not meet relative criteria shall be recognized as expenses when it is incurred.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization. Reversal of a previously recognized impairment loss on goodwill is prohibited.

Non-operating Assets

Idle assets and lease assets which are classified other assets are carried at the lower of fair value or carrying amount. Depreciation expenses are classified as other expenses.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions during the employees’ service period.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to vendors that sell handsets to customers who subscribe to services as an inducement to enter into a service contract, are charged to income as incurred.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is record and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Share-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Group adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Income Tax

The Group accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Foreign-currency Transactions

The functional currency of the Group is the local currency, the New Taiwan dollar. Thus, the transactions of the Group that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Financial assets and liabilities - credited or charged to current income; and

b.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity.

Derivative Financial Assets for Hedging

The derivative financial assets for hedging is measured at fair value with fair value changes recognized in profit or loss.

Hedge Accounting

Gains and losses on a qualifying fair value hedge shall be accounted for as follows:

a.	The gain or loss on the hedging instrument shall be currently recognized in earnings.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

3.	REASON AND EFFECT OF THE CHANGES IN ACCOUNTING PRINCIPLE

On January 1, 2006, the Group adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (“SFAS No. 34”) and No. 36 “Disclosure and Presentation for Financial Instruments” (SFAS No. 36) and related revisions of previously released SFASs.

The Group had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets were recognized as adjustments to stockholders’ equity.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2007	2006
Cash
Cash on hand	$112,009	$87,770
Cash in banks	5,507,857	4,132,744
Negotiable certificate of deposit, annual yield rate - ranging from 1.40%-5.38% and 1.00%-1.95% for 2007 and 2006, respectively	38,918,596	13,802,500

	44,538,462	18,023,014

Cash equivalents
Commercial paper purchased, annual yield rate - ranging from 1.36%-5.36% and 1.15%-1.18% for 2007 and 2006, respectively	37,181,123	45,183,030
Bond with resale agreements, annual yield rate - ranging from 2.50%-2.90%	650,000	—

	37,831,123	45,183,030

	$82,369,585	$63,206,044

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

June 30, 2007
Derivatives - financial assets
Index future contracts	$65,441

Derivatives - financial liabilities
Forward exchange contracts	$11,956
Index future contracts	7,872

$19,828

The Company entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. As of June 30, 2007, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds.

The Group entered into forward exchange contracts and index future contracts by these fund managers to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Outstanding forward exchange contracts as of June 30, 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2007

Buy	USD/TWD	2007.06-2007.07	USD	966
Sell	USD/GBP	2007.06-2007.09	USD	150
	EUR/USD	2007.06-2007.09	EUR	31,300
	GBP/USD	2007.06-2007.09	GBP	2,675
	JPY/USD	2007.06-2007.09	JPY	653,950

Outstanding index future contracts as of June 30, 2007:

	Maturity Date	Units	Contract Amount (in Thousands)
June 30, 2007

Index future contracts
AMSTERDAM IDX FUT	2007.07	9	EUR	970
CAC40 10 EURO FUT	2007.07	45	EUR	2,679
IBEX 35 INDEX FUTR	2007.07	7	EUR	1,037
DAX INDEX FUTURE	2007.09	10	EUR	1,941
MINI S&P/MIB FUT	2007.09	23	EUR	965
FTSE 100 IDX FUT	2007.09	36	GBP	2,378
TOPIX INDEX FUTURE	2007.09	34	JPY	604,860
S&P 500 FUTURE	2007.09	23	USD	8,755
S&P 500 EMINI FUTURE	2007.09	10	USD	761

As of June 30, 2007, the amount paid for future deposit was $63,619 thousand.

Net losses arising from derivative financial instruments for the six months ended June 30, 2007 were $74,366 thousand (including realized settlement losses of $77,018 thousand and valuation gains of $2,652 thousand). The Group did not enter into any forward exchange contracts and index future contract in the half-year of 2006.

Yuanta Structured Principal Protected Private Placement is an open-end structured principal protected mutual fund. The maturity date is September 28, 2008. On June 28, 2006, the Company sold the contract to a third party and recognized an investment loss of $26,334 thousand.

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	June 30
	2007	2006
Open-end mutual funds	$16,134,674	$15,822,206
Foreign listed stocks	961,850	—
Real estate investment trust fund	291,824	114,300
Listed stocks	240,828	19,554
Convertible bonds	44,330	—

	$17,673,506	$15,956,060

7.	HELD-TO-MATURITY FINANCIAL ASSETS

June 30, 2007
Collateralized loan obligation	$143,894
Corporate bonds	150,000

293,894
Less: Current portion	50,672

$243,222

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2007	2006
Balance, beginning of period	$3,660,644	$3,604,605
Provision for doubtful accounts	427,076	319,620
Accounts receivable written off	(401,360)	(447,027)

Balance, end of period	$3,686,360	$3,477,198

9.	OTHER CURRENT MONETARY ASSETS

	June 30
	2007	2006
Tax refund receivable	$3,221,496	$3,221,136
Other receivable	2,208,775	1,923,155
Derivative financial assets for hedging	2,861	—

	$5,433,132	$5,144,291

10.	INVENTORIES, NET

	June 30
	2007	2006
Supplies	$1,829,318	$1,110,087
Work in process	155,546	40,263
Merchandise	1,625,780	14,685
Materials in transit	730,867	162,834

	4,341,511	1,327,869
Less: Valuation allowance	56,101	—

	$4,285,410	$1,327,869

11.	OTHER CURRENT ASSETS

	June 30
	2007	2006
Prepayments	$2,574,992	$2,275,144
Prepaid rents	622,311	629,765
Miscellaneous	283,877	138,478

	$3,481,180	$3,043,387

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Non-listed
Chunghwa Investment Co., Ltd. (“CHI”)	$999,655	49	$963,922	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	532,107	40	518,626	40
Senao Networks, Inc. (“SNI”)	264,323	48	—	—
ELTA Technology Co., Ltd. (“ELTA”)	26,784	21	—	—
Spring House Entertainment Inc. (“SHE”)	17,051	30	—	—

	$1,839,920		$1,482,548

SENAO sets up Senao Networks, Inc. on October 1, 2006 according to the Business Mergers and Acquisitions Law separated the wireless communication enterprise group.

The Company invested ELTA Technology Co., Ltd. in April 2007, for a purchase price $27,455 thousand. ELTA engages mainly in professional on-line and mobile value-added content aggregative services.

The Company invested Spring House in October 2006, for a purchase price of $22,409 thousand. Spring House engages mainly in network content manufacture broadcasts and information software.

The carrying values of the equity investees and the equity in their net loss and net income are based on audited financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
iD Branding Ventures (“iDBV”)	75,000	8	—	—
RPTI International (“RPTI”)	71,500	12	71,500	12
N.T.U Innovation Incubation Corporation (“NTUI”)	12,000	9	—	—

(Continued)

	June 30
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Siemens Telecommunication Systems (“Siemens”)	$5,250	15	$5,250	15
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	12	—	—

	$1,956,730		$1,866,280

(Concluded)

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	June 30
	2007	2006
Fixed - Line Fund	$1,000,000	$1,000,000
Piping Fund	1,000,000	1,000,000

	$2,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed - Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the funds will be proportionally allocated their assets to their contributors. If the balance of the Fixed-Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30
	2007	2006
Cost
Land	$101,122,437	$100,892,410
Land improvements	1,482,502	1,477,700
Buildings	59,929,972	58,623,832
Machinery and equipment	21,012,877	21,741,975
Telecommunications network facilities	639,089,382	629,229,969
Miscellaneous equipment	2,158,397	2,003,154

Total cost	824,795,567	813,969,040
Revaluation increment on land	5,823,991	5,945,551

	830,619,558	819,914,591

(Continued)

	June 30
	2007	2006
Accumulated depreciation
Land improvements	$834,481	$780,935
Buildings	14,795,560	13,753,731
Machinery and equipment	16,487,483	16,279,217
Telecommunications network facilities	483,471,382	463,466,682
Miscellaneous equipment	1,806,951	1,738,954

	517,395,857	496,019,519

Construction in progress and advances related to acquisitions of equipment	20,431,721	25,247,771

Property, plant and equipment-net	$333,655,422	$349,142,843

(Concluded)

Pursuant to the related regulations, the Company revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments.

Depreciation on property, plant and equipment for the six months ended June 30, 2007 and 2006 amounted to $19,477,659 thousand and $20,104,132 thousand, respectively. Capitalized interest expense for the six months ended June 30, 2007 amounted to $1,010 thousand, capitalized rate was 2.49%. No interest expense was capitalized for the six months ended June 30, 2006.

16.	LEASE ASSETS

	June 30, 2007
	Land	Buildings	Computer Equipment	Total
Lessee company
Senao Networks, Inc.	$64,755	$228,196	$—	$292,951
Ultrapower Technology, Inc.	42,782	15,280	—	58,062
Other	—	—	2,990	2,990

	$107,537	$243,476	$2,990	$354,003

17.	SHORT-TERM LOANS

June 30, 2007
Unsecured loans - annual yield rate 2.955%	$240,000

18.	ACCRUED EXPENSES

	June 30
	2007	2006
Accrued salary and compensation	$7,896,351	$9,589,569
Accrued franchise fees	1,117,852	1,207,665
Special termination benefit under early retirement program	719,987	775,318
Other accrued expenses	1,739,018	3,010,062

	$11,473,208	$14,582,614

19.	OTHER CURRENT LIABILITIES

	June 30
	2007	2006
Advances from subscribers	$4,747,492	$4,740,846
Amounts collected in trust for others	2,833,716	3,960,462
Payables to equipment suppliers	1,413,142	3,179,947
Payables to employees’ profit sharing and remuneration to directors and supervisors	1,300,059	245,394
Refundable customers’ deposits	959,830	941,755
Payables to constructors	408,002	711,956
Miscellaneous	2,973,201	1,961,913

	$14,635,442	$15,742,273

20.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30
	2007	2006
Secured loans - annual yield rate 2.42%-3.05% for the six months ended June 30, 2007	$510,416	$—
Unsecured loans - annual yield rate 2.42%-2.79% for the six months ended June 30, 2007	90,000	—
Loan from the Fixed-Line Fund	—	300,000

	600,416	300,000
Less: Current portion of long-term loans	108,371	300,000

	$492,045	$—

SENAO obtained a secured loan from Land Bank. The principal amount is payable semiannually, with final payment due on June 15, 2013; CHIEF obtained a secured loan from Chinatrust Commercial Bank. The principal amount is payable monthly, with final payment due on November 18, 2007.

SENAO obtained unsecured loans from Industrial Bank of Taiwan and Land Bank. All principal amount are payable semiannually and with final payment due on May 4, 2008 and June 15, 2011, respectively.

The loan amount of $0.7 billion from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of $1 billion until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments ($0.2 billion, $0.2 billion and $0.3 billion) starting on March 12, 2005. The Company has paid off the loan completely on March, 2007.

21.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, the Company’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,667,845,093 shares, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2007, the outstanding ADSs were 3,061,488 thousand units, which equaled approximately 306,149 thousand common shares and represented 31.67% of the Company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings for the aforementioned (a) and (b) are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Company requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2006 and 2005 earnings of the company have been approved and resolved by the stockholders on June 15, 2007 and May 30, 2006 as follows:

	Appropriation and Distribution		Dividend Per Share (Amount)
	2006	2005	2006	2005
Legal reserve	$3,998,445	$4,765,288	$—	$—
Reverse for special reserve	1,461	—	—	—
Cash dividends	34,610,885	40,659,617	3.58	4.30
Stock dividends	—	1,891,145	—	0.20
Employee bonus - cash	1,256,619	230,057	—	—
Employee bonus - stock	—	230,057	—	—
Remuneration to directors and supervisors	35,904	15,337	—	—

The shareholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan. The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

In addition, the shareholders’ meeting resolved to reduce capital in the amount of NT$9,667,845 thousand after the aforementioned capital increase is completed and will return the equivalent cash to its shareholders in order to restructure its capital.

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

22.	SENAO’ STOCK-BASED COMPENSATION PLANS

The SENAO has several stock-based compensation plans (the “Plans”) were described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$ (Original price $	18.7 20.2)
2003.09.03	2004.03.04	385	(Original price $	22.1 23.9)
2004.12.01	2004.12.28	6,500		11.6
2004.12.01	2005.11.28	1,500		18.3
2005.09.30	2006.05.05	10,000		16.9

		22,366

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price depending on the closing price of the SENAO’s common shares listed on the TSE on the granted or par value, whatever is lower. The exercise price of the stock option will be adjusted by the formula according to the Plan when the Corporation’s earnings are divided in cash or the Corporation has any variation in its common stock, after the effective date. The options of all the Plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

A summary of stock option activity under the Plans for the six months ended June 30, 2007 was presented as follows:

	Stock Options Outstanding
	Number Outstanding (Thousand)	Weighted Average Exercise Price Per Share
Options outstanding, beginning of period	16,488	$15.84
Options granted	—	—
Options exercised	(2,611)	13.39
Options confiscation	—	—
Options canceled/expired	(448)	—

Options outstanding, end of period	13,429	$16.30

Options exercisable, end of period	1,685

As of June 30, 2007, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$11.6-$22.1	13,429	2.80	$16.30	1,685	$14.14

SENAO elected to attribute the value of share-based compensation to expense using the intrinsic value method over the requisite service period of the award. No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2007.

23.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Six Months Ended June 30
	2007	2006
Balance, beginning of period	—	—
Increase	—	192,000
Decrease	—	192,000

Balance, end of period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

The shares bought back by the Company in accordance with Securities and Exchange Law of the ROC shall not be pledged. Before transfer, the shareholder’s rights shall not be enjoyed.

In order to maintain its credit and shareholders’ equity by repurchasing treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, the company cancelled the treasury stock by reducing common stock of $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand.

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,362,244	$4,286,502	$10,648,746
Insurance	296,088	203,423	499,511
Pension	886,274	596,089	1,482,363
Other compensation	3,881,622	2,529,964	6,411,586

	11,426,228	7,615,978	19,042,206
Depreciation expense	18,394,472	1,083,187	19,477,659
Amortization expense	428,433	52,140	480,573

	$30,249,133	$8,751,305	$39,000,438

	Six Months Ended June 30, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,708,557	$4,182,893	$10,891,450
Insurance	291,560	179,858	471,418
Pension	992,999	634,009	1,627,008
Other compensation	3,970,186	2,441,459	6,411,645

	11,963,302	7,438,219	19,401,521
Depreciation expense	18,995,298	1,108,834	20,104,132
Amortization expense	425,967	51,460	477,427

	$31,384,567	$8,598,513	$39,983,080

25.	INCOME TAX

The Income Basic Tax Act (the “IBT Act”), which took effect on January 1, 2006, requires that the income basic tax should be 10% of the sum of the taxable income as calculated in accordance with the Income Tax Act plus tax benefit regulated by the Income Tax Act or other laws. The tax payable of the current year would be the higher of the income basic tax and income tax payable calculated in accordance with the Income Tax Act. The Group has considered the impact of the IBT Act in the determination of the current year’s income tax expense.

a.	Income tax expense consists of the following:

	Six Months Ended June 30
	2007	2006
Income tax payable	$6,520,121	$4,839,763
Income tax - separated	120,150	60,946
Income tax - deferred	(277,616)	1,353,084
Adjustments of prior years’ income tax	68,433	110,606

	$6,431,088	$6,364,399

b.	Net deferred income tax assets (liabilities) consists of the following:

	June 30
	2007	2006
Current
Deferred income tax assets:
Provision for doubtful accounts	$366,735	$254,672
Loss carryforward	38,881	—
Investment tax credits	—	1,562,913
Other	62,303	80,782

	467,919	1,898,367
Valuation allowance	(391,867)	(254,672)

	76,052	1,643,695
Deferred income tax liability:
Unrealized foreign exchange gain	(10,847)	(636)

Net deferred income tax assets	$65,205	$1,643,059

	June 30
	2007	2006
Noncurrent deferred income tax assets:
Accrued pension cost	$756,501	$332,002
Loss carryforward	116,341	—
Losses on impairment	88,501	85,866
Other	12,512	—

	973,855	417,868
Valuation allowance	(86,794)	—

	$887,061	$417,868

c.	As of June 30, 2007, CHIEF’s and CIYP’ s loss carryforward consisted of the following:

Regulation	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Loss carryforward	$38,881	$38,881	2007
Loss carryforward	28,261	28,261	2008
Loss carryforward	22,427	22,427	2009
Loss carryforward	25,392	25,392	2010
Loss carryforward	21,976	21,976	2011
Loss carryforward	18,285	18,285	2012

	$155,222	$155,222

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2007	2006
Balance of Imputation Credit Account (“ICA”) Chunghwa	$9,746,573	$3,314,620

The actual ICA rate for 2006 and 2005 earnings were 24.42% and 6.97%, respectively.

e.	Undistributed earnings information

As of June 30, 2007 and 2006, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero.

The Group, except for CIYP which was incorporated in this period and CHIEF (HK) which was overseas subsidiary, others’ income tax returns through the year ended December 31, 2004 had been examined by the tax authorities.

26.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income per Share (Dollars)
				Income Before Income Tax	Net Income
	Income Before Income Tax	Net Income
Six months ended June 30, 2007

Consolidated net income
Basic net income per share	$30,965,675	$24,598,845	10,634,630	$2.91	$2.31

Diluted net income per share	$30,954,341	$24,587,511		$2.91	$2.31

Six months ended June 30, 2006

Net income
Basic net income per share	$28,551,672	$22,187,273	10,707,153	$2.67	$2.07

The diluted net income per share for the six months ended June 30, 2007 has effective of dilution due to issuing employee stock options by SENAO.

The impact of transferring to common capital stock out of capital surplus was considered in calculating basic net income per share for 2006. The basic EPS before income tax and the basic EPS after income tax in 2006 are restated from $2.93 to $2.67 and from $2.28 to $2.07, respectively.

27.	PENSION PLAN

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. On March 27, 2006 and August 7, 2006, the Company transferred $5,088,879 thousand and the remaining balance of $542,579 thousand, respectively, from the pension plan to the Privatization Fund.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to June 30, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Group contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the Group’s pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets of the Group is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

Pension costs of the Group amounted to $1,537,443 thousand ($1,503,178 thousand subject to defined benefit plan and $34,265 thousand subject to defined contribution plan) and $1,699,345 thousand ($1,678,987 thousand subject to defined benefit plan and $20,358 thousand subject to defined contribution plan) for the six months ended June 30, 2007 and 2006, respectively.

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of the Company’s customers, held significant equity interest in the Company. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Group engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Equity-accounted investee before the Company has control over SENAO on April 12, 2007
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-accounted investee
Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee
Chunghwa System Integration Co., Ltd. (“CSI”)	Subsidiary of CHI
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI
Tai Zhong He	Former chairman of CHIEF, as a current member of the board of directors of CHIEF.
Senao Networks, Inc. (“SNI”)	Subsidiary of SENAO before May 23, 2007
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds.
Paul Lin	Vice chairman concurrent general manager of SENAO
Senao International Miami Inc. (SIM)	This company chairman is vice chairman concurrent general manager of SENAO
Senora Trading Company (STC)	This company chairman is vice chairman concurrent general manager’s first-class parents of SENAO

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2007		2006
	Amount	%	Amount	%
1) Receivables from related parties

Trade notes and accounts receivable
CHTG	$16,349	59	$24,690	93
Others	11,598	41	1,839	17

	$27,947	100	$26,529	100

2) Payables to related parties

Trade notes payable, accounts payable, and accrued expenses
TISE	$127,719	31	$61,074	15
CSI	117,545	28	75,614	18
CHTG	11,896	3	24,527	6
ELTA	10,618	3	—	—
Others	13,324	3	—	—

	281,102	68	161,215	39

Payable to construction supplier
TISE	95,657	23	251,480	61
ELTA	14,494	4	—	—

	110,151	27	251,480	61

Amounts collected in trust for others
Others	3,289	—	—	—

Other payables
Tai Zhong He	20,056	5	—	—
Paul Lin	50	—	—	—

	20,106	5	—

	$414,648	100	$412,695	100

In 2005, CHIEF agreed to provide compensation to Tai Zhong He for assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. According to the number of days for which the pledged assets were used by CHIEF and an annual interest rate not to exceed 5%, the compensation is calculated to be a total amount of NT$20,056 thousand as of June 30, 2007.

	Six Months Ended June 30
	2007		2006
	Amount	%	Amount	%
3) Revenues

SENAO	$234,793	—	$—	—
STC	59,272	—	—	—
CHTG	34,692	—	52,401	—
Others	47,442	—	10,461	—

	$376,199	—	$62,862	—

	Six Months Ended June 30
	2007		2006
	Amount	%	Amount	%
4) Operating costs and expenses

SENAO	$1,174,966	2	$—	—
TISE	178,184	—	249,215	—
CSI	152,232	—	83,212	—
CHTG	36,188	—	59,207	—
SIM	15,583	—	—	—
ELTA	12,130	—	—	—
Others	895	—	—	—

	$1,570,178	2	$391,634	—

	June 30
	2007		2006
	Amount	%	Amount	%
5) Acquisition of properties

TISE	$392,491	5	$239,504	2
CSI	127,520	1	25,660	—
CHTG	35,292	—	860	—
SNI	64	—	—	—

	$555,367	6	$266,024	2

Above transaction amount between the Company and SENAO was happened before the Company has control over SENAO on April 12, 2007. After the date, the amount are eliminated upon consolidation.

SENAO rents a building of Paul Lin as retail sales and service centers. The rent was paid monthly.

The transaction terms, except of SENAO, CSI, SNI, STEF, STC, SIM, and other payable to Tai, Zhong-He and Paul Lin were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

29.	PLEDGED ASSETS

The assets pledged as collaterals for long-term loans by SENAO were as follows:

June 30, 2007
Property, plant and equipment, net	$512,664
Lease assets, net	292,950

$805,614

The assets had been pledged as collaterals for contract security deposits and short-term bank loans by CHIEF.

30.	COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2007, the Group’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of buildings of $943,964 thousand.

b.	Acquisitions of telecommunications equipment of $14,456,905 thousand.

c.	Unused letters of credit of approximately $1,027,604 thousand.

d.	Contracts to print billing, envelops, telephone directories and advertisement services of approximately $159,305 thousand.

e.	The Group also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
The six months ended December 31, 2007	$766,749
2008	1,181,897
2009	900,114
2010	512,049
2011 and thereafter	591,334

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995 (classified as long-term investments-other monetary assets). According to the communication letter (#0960004447) dated August 6, 2007, the Executive Yuan ratified that the Ministry of Interior Affair (the “Ministry”) can dissolve the Fixed-Line Fund effective on or after January 1, 2008. In connection with the dissolution, the Ministry will dispose the assets and liabilities related to the Fixed Line Fund during the final accounting of the fiscal year 2007.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996. When the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of August 16, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

i.	One ex-general manager of SENAO’s investees made a lawsuit which was accused SENAO of unpaying the bonus. This case is carrying on the legal proceeding. Based on the conservatism, SENAO has already estimate USD$1,000 thousand to enter the account in 2003.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	June 30
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$82,369,585	$82,369,585	$63,206,004	$63,206,004
Financial assets at fair value through profit or loss - current	65,441	65,441	—	—
Available-for-sale financial assets	17,673,506	17,673,506	15,956,060	15,956,060
Held-to-maturity financial assets - current	50,672	50,672	—	—
Trade notes and accounts receivable, net	12,576,793	12,576,793	11,527,627	11,527,627
Receivable from related parties	27,947	27,947	26,529	26,529
Other current monetary assets	5,433,132	5,433,132	5,144,291	5,144,291
Pledged assets	1,525	1,525	—	—
Investments accounted for using equity method	1,839,920	2,001,169	1,482,548	1,679,484
Financial assets carried at cost	1,956,730	1,956,730	1,866,280	1,866,280
Held-to-maturity financial assets- noncurrent	243,222	243,222	—	—
Other noncurrent monetary assets	2,000,000	2,000,000	2,000,000	2,000,000
Refundable deposits	1,497,753	1,497,753	1,557,287	1,557,287
Liabilities
Short-term loans	240,000	240,000	—	—
Financial liabilities at fair value through profit or loss	19,828	19,828	—	—
Trade notes and accounts payable	7,739,586	7,739,586	7,623,481	7,623,481
Payables to related parties	414,648	414,648	412,695	412,695
Accrued expenses	11,473,208	11,473,208	14,582,614	14,582,614
Dividend payable	34,813,849	34,813,849	40,659,617	40,659,617
Current portion of long-term loans	108,371	108,371	300,000	300,000
Long-term loans	492,045	492,045	—	—
Customers’ deposits	6,510,567	6,510,567	6,878,193	6,878,193

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3 and 4 below.

2)	If the financial assets at fair value through profit and loss have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters.

3)	Long-term investments are based on the net asset values of the investments in investees, if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

c.	The Group’s fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2007	2006	2007	2006
Assets

Financial assets measured at fair value through profit or loss-current	$1,822	$—	$—	$—
Available-for-sale financial assets	17,673,506	15,956,060	—	—
Derivative financial assets for hedging (classified as other current monetary assets)	—	—	2,861	—

Liabilities

Financial liabilities at fair value through profit or loss	7,872	—	11,956	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Group’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to fair value risk and cash flow risk.

The fluctuations of market price would result in the index future contracts exposed to fair value risk and cash flow risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Group would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Group if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Group’s exposure to default by those parties is low.

3)	Liquidation risk

The Group has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Group categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Group mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

e.	Fair value hedge

The Company entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates, which is fair value hedge. The transaction was assessed effectiveness during the first half year the hedge of 2007, we regard it as highly effective.

Outstanding forward exchange contracts of hedging as of June 30, 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2007
Sell	USD/NTD	2007.06-2007.09	US$	15,000

As of June 30, 2007, the forward exchange contract was measured at fair value of $ 2,861 thousand (classified as other current monetary assets).

32.	ADDITIONAL DISCLOSURES

Following	are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: None.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 7.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	70,373		$1,107,259 (Note 7)		31		$3,560,874	Note 1
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000		999,655		49		999,655	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760		532,107		40		712,336	Note 1
		CHIEF Telecom, Inc.	Subsidiary	Investments accounted for using equity method	38,370		253,553 (Note 7)		70		207,860	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		116,432 (Note 7)		100		116,432	Note 1
		Spring House Entertainment Inc.	Equity-accounted investee	Investments accounted for using equity method	2,016		17,051		30		2,093	Note 1
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	2,586		26,784		21		22,763	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	( US$	— 1 (Note 7	) )	100	( US$	— 1)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	( US$	— 1 (Note 7	) )	100	( US$	— 1)	Note 3
		Taipei Financial Center	-	Financial assets carried at cost	288,211		1,789,530		12		1,504,007	Note 2
		RPTI International	-	Financial assets carried at cost	9,234		71,500		12		77,265	Note 2
		iD Branding Ventures	-	Financial assets carried at cost	7,500		75,000		8		74,443	Note 2
		Siemens Telecommunication Systems	-	Financial assets carried at cost	75		5,250		15		183,450	Note 2
		Fu Sheng Group	-	Available-for-sale financial assets	240		7,201		—		8,928	Note 5
		Oriental Union Chemical Corporation	-	Available-for-sale financial assets	320		6,521		—		8,960	Note 5
		ZyXEL Communications Corporation	-	Available-for-sale financial assets	203		8,136		—		12,302	Note 5
		Taiwan Life Insurance	-	Available-for-sale financial assets	142		5,587		—		8,733	Note 5
		Mega Financial Holding Co.,Ltd.	-	Available-for-sale financial assets	8,400		186,076		—		186,900	Note 5
		Lite-On IT Corporation	-	Available-for-sale financial assets	300		8,082		—		10,260	Note 5
		Norm Pacific Automation Corporation	-	Available-for-sale financial assets	130		3,739		—		4,745	Note 5
		31 GROUP PLC ORD GBP0.62784	-	Available-for-sale financial assets	7		5,442		—		5,348	Note 5
		ABBOTT LABORATORIES COM NPV	-	Available-for-sale financial assets	4		5,403		—		6,137	Note 5
		ACERINOX SA EUR0.25	-	Available-for-sale financial assets	10		7,044		—		7,818	Note 5
		AGGREKO PLC ORD	-	Available-for-sale financial assets	21		4,825		—		7,990	Note 5
		AIR FRANCE-KLM EUR8.50	-	Available-for-sale financial assets	6		5,907		—		8,865	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		AIR PRODUCTS & CHEMICALS INC COM	-	Available-for-sale financial assets	2	$5,755	—	$6,164	Note 5
		AISIN SEIKI CO LTD	-	Available-for-sale financial assets	3	3,653	—	3,843	Note 5
		ALLIANZ SE-REG NPV(REGD)(VINKULIERT)	-	Available-for-sale financial assets	1	6,928	—	9,182	Note 5
		ALLIED IRISH BANKS PLC ORD EUR0.32	-	Available-for-sale financial assets	10	9,093	—	8,490	Note 5
		ALSTOM	-	Available-for-sale financial assets	2	5,848	—	9,016	Note 5
		AMADA CO LTD	-	Available-for-sale financial assets	9	3,373	—	3,677	Note 5
		AMERICAN EXPRESS CO COM USD.20	-	Available-for-sale financial assets	3	5,734	—	5,483	Note 5
		AMERICAN INTERNATIONAL GROUP COM USD2.50	-	Available-for-sale financial assets	2	5,494	—	5,729	Note 5
		ANGLO IRISH BANK PLC EURO.16	-	Available-for-sale financial assets	13	7,026	—	8,448	Note 5
		APPLE COMPUTER INC COM STK NPV	-	Available-for-sale financial assets	1	3,929	—	5,757	Note 5
		ARM HOLDINGS PLC ORD GBP0.0005	-	Available-for-sale financial assets	65	4,748	—	6,199	Note 5
		ASAHI KASEI CORP ORD	-	Available-for-sale financial assets	17	3,446	—	3,650	Note 5
		ASML HOLDING NV ORD	-	Available-for-sale financial assets	9	6,868	—	8,122	Note 5
		ASSICURAZIONI GENERALI EUR1	-	Available-for-sale financial assets	-	-	—	1	Note 5
		AVIVA PLC ORDINARY 25P SHARES	-	Available-for-sale financial assets	10	4,703	—	4,757	Note 5
		BAE SYSTEMS ORD 2.5P	-	Available-for-sale financial assets	18	4,644	—	4,840	Note 5
		BANCO SANTANDER CENTRAL HISP EUR0.50(REGD)	-	Available-for-sale financial assets	13	6,864	—	7,965	Note 5
		BARCLAYS ORD GBP0.25	-	Available-for-sale financial assets	11	4,714	—	4,905	Note 5
		BECTON DICKINSON & CO COM	-	Available-for-sale financial assets	2	5,735	—	5,958	Note 5
		BHP BILLITON PLC USD0.50	-	Available-for-sale financial assets	7	4,713	—	6,671	Note 5
		BMC SOFTWARE INC COM	-	Available-for-sale financial assets	5	5,599	—	5,272	Note 5
		BNP PARIBAS EUR2	-	Available-for-sale financial assets	2	6,959	—	7,569	Note 5
		BP PLC ORD USD0.25	-	Available-for-sale financial assets	16	5,993	—	6,438	Note 5
		BT GROUP PLC SHS	-	Available-for-sale financial assets	27	4,806	—	5,958	Note 5
		BURBERRY GROUP PLC ORD GBP0.0005	-	Available-for-sale financial assets	14	4,797	—	6,105	Note 5
		BUSINESS OBJECTS EUR0.10	-	Available-for-sale financial assets	6	8,050	—	7,931	Note 5
		CAPITA GROUP PLC SHS	-	Available-for-sale financial assets	12	5,029	—	5,686	Note 5
		CENTRICA ORD GBP0.061728395	-	Available-for-sale financial assets	23	5,551	—	5,781	Note 5
		CHEVRONTEXACO CORP COM	-	Available-for-sale financial assets	3	5,522	—	7,302	Note 5
		CHIYODA CORP NPV	-	Available-for-sale financial assets	5	3,565	—	3,115	Note 5
		COGNIZANT TECHNOLOGY S WHEN DISTRIB	-	Available-for-sale financial assets	2	5,739	—	5,587	Note 5
		CONAGRA FOODS INC COM	-	Available-for-sale financial assets	6	5,776	—	5,676	Note 5
		COOPER INDS LTD CL A	-	Available-for-sale financial assets	4	5,548	—	7,311	Note 5
		CREDIT AGRICOLE SA EUR3	-	Available-for-sale financial assets	7	9,285	—	8,791	Note 5
		CRH PLC ORD EUR0.32	-	Available-for-sale financial assets	5	7,781	—	8,708	Note 5
		DAIKIN INDUSTRIES LTD	-	Available-for-sale financial assets	3	3,608	—	3,809	Note 5
		DAILY MAIL&GENERAL TST-A NV’A’ORD(NON-VTG)GBP0.125	-	Available-for-sale financial assets	10	4,882	—	4,884	Note 5
		DAITO TRUST CONSTRUCT CO LTD	-	Available-for-sale financial assets	3	4,427	—	4,202	Note 5
		DE LA RUE ORD GBP0.2777	-	Available-for-sale financial assets	12	4,770	—	6,262	Note 5
		DELL INC-T COM USD0.01	-	Available-for-sale financial assets	7	6,212	—	6,542	Note 5
		DEUTSCHE BANK AG-REGISTEREDNPV (REGD)	-	Available-for-sale financial assets	2	9,264	—	8,646	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		DEUTSCHE BOERSE AG NPV(REGD)	—	Available-for-sale financial assets	3	$7,841	—	$9,687	Note 5
		DEXIA SA NPV	—	Available-for-sale financial assets	8	8,620	—	8,382	Note 5
		EBAY INC COM	—	Available-for-sale financial assets	5	5,755	—	5,517	Note 5
		EISAI CO LTD	—	Available-for-sale financial assets	3	4,988	—	4,136	Note 5
		EMERSON ELECTRIC CO COM	—	Available-for-sale financial assets	4	5,503	—	6,076	Note 5
		ENEL	—	Available-for-sale financial assets	23	6,828	—	7,994	Note 5
		EPCOS AG ORD NPV	—	Available-for-sale financial assets	11	8,204	—	7,195	Note 5
		EQUIFAX INC COM	—	Available-for-sale financial assets	4	6,342	—	6,398	Note 5
		FANUC LTD	—	Available-for-sale financial assets	1	3,550	—	4,047	Note 5
		FIRSTGROUP PLC	—	Available-for-sale financial assets	14	4,785	—	6,231	Note 5
		FOMENTO DE CONSTRUC Y CONTRA	—	Available-for-sale financial assets	3	8,205	—	8,495	Note 5
		FORTIS NPV	—	Available-for-sale financial assets	6	8,710	—	8,832	Note 5
		FRANKLIN RESOURCES COM USD0.01 SHARES - COMMON	—	Available-for-sale financial assets	1	5,664	—	6,153	Note 5
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	4	5,679	—	8,885	Note 5
		FURUKAWA ELEC LTD ORD	—	Available-for-sale financial assets	22	4,487	—	3,928	Note 5
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,491	—	5,718	Note 5
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	7	8,324	—	9,486	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,708	—	2,612	Note 5
		GLORY LTD NPV	—	Available-for-sale financial assets	6	3,515	—	4,295	Note 5
		GOLDMAN SACHS GROUP IN COM	—	Available-for-sale financial assets	1	5,531	—	6,790	Note 5
		GOOGLE INC-CL A CL A	—	Available-for-sale financial assets	—	5,621	—	7,076	Note 5
		HANKYU DEPARTMENT STORES	—	Available-for-sale financial assets	13	3,424	—	4,522	Note 5
		HBOS PLC ORD GBP0.25	—	Available-for-sale financial assets	7	4,965	—	4,445	Note 5
		HEINEKEN NV ORD NR	—	Available-for-sale financial assets	5	6,818	—	8,780	Note 5
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,511	—	6,228	Note 5
		HITACHI CONSTRUCTION MACHINE	—	Available-for-sale financial assets	4	3,267	—	4,214	Note 5
		HOME RETAIL GROUP ORD NPV	—	Available-for-sale financial assets	19	5,615	—	5,841	Note 5
		INBEV NV NPV	—	Available-for-sale financial assets	3	5,919	—	8,535	Note 5
		INDITEX REG SHS	—	Available-for-sale financial assets	4	6,856	—	8,663	Note 5
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	3,669	—	4,268	Note 5
		INTL BUSINESS MACHINES CORP COM STK USD0.20	—	Available-for-sale financial assets	2	5,696	—	6,081	Note 5
		JFE HOLDINGS INC NPV	—	Available-for-sale financial assets	2	3,263	—	3,554	Note 5
		K+S AG NPV	—	Available-for-sale financial assets	2	5,856	—	9,035	Note 5
		KAWASAKI KISEN KAISHA LTD NPV	—	Available-for-sale financial assets	11	2,460	—	4,395	Note 5
		KOHLS CORP COM	—	Available-for-sale financial assets	2	5,586	—	5,739	Note 5
		KOMATSU LTD NPV	—	Available-for-sale financial assets	6	4,539	—	5,220	Note 5
		KYOCERA CORP ORD	—	Available-for-sale financial assets	1	3,398	—	4,180	Note 5
		KYOWA HAKKO KOGYO CO LTD	—	Available-for-sale financial assets	14	4,660	—	4,316	Note 5
		LEGAL & GENERAL GROUP PLC ORD GBP0.025	—	Available-for-sale financial assets	54	5,513	—	5,284	Note 5
		LEHMAN BROS HLDGS INC COM	—	Available-for-sale financial assets	2	5,489	—	5,381	Note 5
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	2	5,524	—	5,916	Note 5
		M.A.N AG ORD	—	Available-for-sale financial assets	2	5,367	—	8,863	Note 5
		MARKS & SPENCER GROUP PLC ORD GBP0.25	—	Available-for-sale financial assets	12	4,784	—	4,774	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		MARRIOTT INTERNATIONAL-CL A COM USD0.01 CLASS ‘A’	—	Available-for-sale financial assets	4	$5,559	—	$5,883	Note 5
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	4	5,500	—	6,979	Note 5
		MEDIOLANUM SPA EUR0.1	—	Available-for-sale financial assets	28	7,285	—	7,592	Note 5
		MERCK & CO. INC. COM USD0.01	—	Available-for-sale financial assets	3	5,785	—	5,409	Note 5
		METLIFE INC COM	—	Available-for-sale financial assets	3	5,565	—	6,256	Note 5
		MICHAEL PAGE INTERNATIONAL ORD GBP0.01	—	Available-for-sale financial assets	16	5,008	—	5,651	Note 5
		MILLIPORE CORP COM USD1	—	Available-for-sale financial assets	2	5,750	—	5,752	Note 5
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	6	3,422	—	5,138	Note 5
		MITSUBISHI UFJ FINANCIAL GRO NPV	—	Available-for-sale financial assets	—	3,456	—	3,245	Note 5
		MITSUI FUDOSAN CO LTD	—	Available-for-sale financial assets	5	3,649	—	4,586	Note 5
		MORGAN STANLEY COM NEW	—	Available-for-sale financial assets	2	5,743	—	5,956	Note 5
		MUENCHENER RUECKVER AG-REG NPV(REGD)	—	Available-for-sale financial assets	1	6,835	—	7,809	Note 5
		NATIONAL BANK OF GREECE EUR4.80(REGD)	—	Available-for-sale financial assets	4	7,523	—	8,093	Note 5
		NATIONAL OILWELL VARCO INC COM	—	Available-for-sale financial assets	2	5,847	—	6,463	Note 5
		NEOPOST SA EUR1	—	Available-for-sale financial assets	2	7,177	—	8,311	Note 5
		NEWELL RUBBERMAID INC COM	—	Available-for-sale financial assets	6	5,490	—	5,546	Note 5
		NEXT PLC ORD GBP0.10	—	Available-for-sale financial assets	4	4,943	—	5,232	Note 5
		NIKON CORP	—	Available-for-sale financial assets	5	3,282	—	4,560	Note 5
		NIPPON MINING HOLDINGS INC NPV	—	Available-for-sale financial assets	16	3,492	—	4,857	Note 5
		NIPPON STEEL CORP	—	Available-for-sale financial assets	17	2,323	—	3,912	Note 5
		NORTHROP GRUMMAN CORP COM	—	Available-for-sale financial assets	2	5,728	—	6,026	Note 5
		NSK LIMITED	—	Available-for-sale financial assets	12	3,388	—	4,059	Note 5
		NTT DATA CORPORATION	—	Available-for-sale financial assets	—	3,745	—	3,412	Note 5
		NVIDIA CORP COM	—	Available-for-sale financial assets	5	5,812	—	6,853	Note 5
		OLYMPUS CORP SHS JPY	—	Available-for-sale financial assets	3	3,032	—	3,825	Note 5
		OMNICOM GROUP INC COM	—	Available-for-sale financial assets	4	6,287	—	6,493	Note 5
		ORACLE CORP COM	—	Available-for-sale financial assets	9	5,548	—	6,008	Note 5
		PACTIV CORP COM	—	Available-for-sale financial assets	6	5,524	—	6,137	Note 5
		PALL CORP COM	—	Available-for-sale financial assets	4	4,554	—	6,204	Note 5
		PPR eur4	—	Available-for-sale financial assets	1	7,284	—	8,057	Note 5
		PRUDENTIAL FINL INC COM	—	Available-for-sale financial assets	2	5,733	—	5,414	Note 5
		PUBLIC SVC ENTERPRISE COM	—	Available-for-sale financial assets	2	5,409	—	6,166	Note 5
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,413	—	5,433	Note 5
		RANDSTAD HOLDING NV EUR0.10	—	Available-for-sale financial assets	3	8,085	—	7,713	Note 5
		RECKITT BENCKISER ORD GBP0.105263 ORD GBP0.105263	—	Available-for-sale financial assets	3	4,806	—	5,951	Note 5
		RHEINMENTALL AG NPV	—	Available-for-sale financial assets	3	8,054	—	7,717	Note 5
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,550	—	6,923	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,756	—	8,480	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,884	—	7,602	Note 5
		SCHLUMBERGER LTD COM USD0.01	—	Available-for-sale financial assets	2	4,173	—	5,998	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		SCHNEIDER ELECTRIC SA EUR8	—	Available-for-sale financial assets	2	$6,797	—	$8,457	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	6	4,791	—	5,450	Note 5
		SES FOR FOR EACH REP 1 ‘A’ NPV	—	Available-for-sale financial assets	13	8,812	—	9,008	Note 5
		SHIN ETSU CHEMICAL CO LTD JPY50	—	Available-for-sale financial assets	2	3,302	—	3,737	Note 5
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	6	4,347	—	4,183	Note 5
		SOLVAY SA NPV NPV	—	Available-for-sale financial assets	2	6,737	—	7,872	Note 5
		SONY CORP COM NPV	—	Available-for-sale financial assets	2	3,290	—	3,569	Note 5
		STANLEY ELECTRIC CO LTD	—	Available-for-sale financial assets	5	3,499	—	3,837	Note 5
		SUMITOMO CORPORATION	—	Available-for-sale financial assets	8	3,451	—	4,772	Note 5
		SUMITOMO HEAVY IND NPV	—	Available-for-sale financial assets	11	3,407	—	4,074	Note 5
		SUMITOMO METAL MINING CO LTD	—	Available-for-sale financial assets	6	2,397	—	4,255	Note 5
		TAIYO YUDEN CO LTD	—	Available-for-sale financial assets	7	3,705	—	5,298	Note 5
		TANABE SEIYAKU CO LTD	—	Available-for-sale financial assets	7	3,141	—	2,823	Note 5
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,376	—	3,281	Note 5
		THYSSENKRUPP AG NPV NPV	—	Available-for-sale financial assets	5	4,961	—	8,832	Note 5
		TOKYO ELECTRON LTD SHS	—	Available-for-sale financial assets	1	3,526	—	3,370	Note 5
		TOSHIBA CORP npv	—	Available-for-sale financial assets	16	3,119	—	4,445	Note 5
		TOYOTA MTR COM	—	Available-for-sale financial assets	2	3,259	—	3,515	Note 5
		UMICORE UMICORE	—	Available-for-sale financial assets	1	6,809	—	10,029	Note 5
		UNITED BUSINESS MEDIA PLC ORD GBP0.338068	—	Available-for-sale financial assets	11	5,524	—	5,587	Note 5
		VEDIOR NV-CVA CERT OF SHS	—	Available-for-sale financial assets	9	8,848	—	8,803	Note 5
		VINCI SA EUR5	—	Available-for-sale financial assets	4	6,841	—	9,163	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	20	1,682	—	2,176	Note 5
		WALGREEN CO USD0.078125	—	Available-for-sale financial assets	4	5,733	—	5,484	Note 5
		WASTE MGMT INC DEL COM	—	Available-for-sale financial assets	5	5,456	—	5,830	Note 5
		WATERS CORP COM	—	Available-for-sale financial assets	3	5,739	—	6,059	Note 5
		WELLPOINT INC COMMON	—	Available-for-sale financial assets	2	5,486	—	5,632	Note 5
		WYNDHAM WORLDWIDE CORP COM STK US0.01	—	Available-for-sale financial assets	5	5,750	—	5,726	Note 5
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	3	4,713	—	6,381	Note 5
		ZIMMER HOLDING COM USD0.01	—	Available-for-sale financial assets	2	5,669	—	5,744	Note 5
		Beneficiary certificates (mutual fund)
		HSBC Taiwan Safe&Rich Fund	—	Available-for-sale financial assets	11,116	220,000	—	234,771	Note 4
		HSBC Global Balanced Select Fund	—	Available-for-sale financial assets	15,725	200,000	—	207,813	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	7,978	100,000	—	108,579	Note 4
		ING CHB Tri-Gold Balanced Portfolio	—	Available-for-sale financial assets	11,740	150,000	—	162,840	Note 4
		Fubon Global Reit Fund	—	Available-for-sale financial assets	11,000	110,000	—	130,350	Note 4
		HSBC Trinity Balanced Fund	—	Available-for-sale financial assets	9,580	100,000	—	109,077	Note 4
		JF (Taiwan) Pacific Balanced Fund	—	Available-for-sale financial assets	10,000	100,000	—	113,831	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	16,018	200,000	—	209,354	Note 4
		JF (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	19,807	250,000	—	258,729	Note 4
		SKIT Strategy Balanced Fund	—	Available-for-sale financial assets	31,437	359,554	—	374,170	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		JF (Taiwan) Balanced Fund	—	Available-for-sale financial assets	2,875	$50,000	—	$56,095	Note 4
		PCA Balanced Fund	—	Available-for-sale financial assets	14,127	250,000	—	260,930	Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	4,232	50,000	—	53,134	Note 4
		Allianz Global Investors Target 2020 Fund	—	Available-for-sale financial assets	4,125	50,000	—	49,917	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	13,298	150,000	—	149,867	Note 4
		Primasia S&P Global Fixed Income Fund	—	Available-for-sale financial assets	7,393	80,000	—	80,676	Note 4
		PCA Quality-Quantity Fund	—	Available-for-sale financial assets	20,738	250,000	—	254,747	Note 4
		Capital Assets Allocation Fund	—	Available-for-sale financial assets	20,790	300,000	—	327,057	Note 4
		JF (Taiwan) Wealth Management Fund	—	Available-for-sale financial assets	6,553	70,000	—	79,997	Note 4
		Cathay Global Balanced Fund of Funds	—	Available-for-sale financial assets	12,781	150,000	—	154,390	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	201,753	Note 4
		HSBC European Stars Fund	—	Available-for-sale financial assets	10,375	200,000	—	213,343	Note 4
		Fuh-Hwa Olympic Global Fund	—	Available-for-sale financial assets	17,613	200,000	—	204,493	Note 4
		Cathay Global Conservative Fund of Funds	—	Available-for-sale financial assets	22,719	250,000	—	249,468	Note 4
		Jih Sun Navigation No.1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	53,750	Note 4
		IBT Global Growth Portfolio Fund	—	Available-for-sale financial assets	3,900	50,000	—	49,259	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	3,937	50,000	—	50,472	Note 4
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	20,305	200,000	—	197,969	Note 4
		SKIT Strategy Balanced Fund III	—	Available-for-sale financial assets	2,893	30,000	—	30,727	Note 4
		SKIT Strategy Balanced Fund V	—	Available-for-sale financial assets	2,880	30,000	—	30,822	Note 4
		Fuh-Hwa Home Run Fund	—	Available-for-sale financial assets	9,977	100,000	—	102,510	Note 4
		Fuh-Hwa Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	104,047	Note 4
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,738	Note 4
		Fuh-Hwa Heirloon NO.2 Balanced Fund	—	Available-for-sale financial assets	17,750	250,000	—	277,343	Note 4
		Fidelity Euro Bond Fund	—	Available-for-sale financial assets	695	334,593	—	353,091	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	16	236,233	—	257,119	Note 4
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,953	762,706	—	848,036	Note 4
		Parvest European Convertible Bond Fond	—	Available-for-sale financial assets	102	546,688	—	621,737	Note 4
		JPMorgan Funds-Global Convertibles Fund	—	Available-for-sale financial assets	465	268,800	—	265,920	Note 4
		MFS Emerging Market Debt Fund	—	Available-for-sale financial assets	1,158	719,085	—	776,179	Note 4
		USD Special Bond Fund	—	Available-for-sale financial assets	25	353,540	—	406,009	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	1,699	669,500	—	669,712	Note 4
		GAM Interest Trend-USD OPEN	—	Available-for-sale financial assets	18	199,419	—	197,394	Note 4
		PIMCO HIGH YIELD BOND FUND-CLASS H INSTITUTIONAL	—	Available-for-sale financial assets	170	99,993	—	96,428	Note 4
		JPMorgan Lux Funds-Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	192,648	Note 4
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	129,490	Note 4
		Permal Fixed Income Holdings N.V.	—	Available-for-sale financial assets	3	99,255	—	98,205	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	844	513,084	—	560,051	Note 4
		MFS Meridian Funds-Global Equity Fund	—	Available-for-sale financial assets	158	163,680	—	165,222	Note 4
		GAM Diversity-USD Open	—	Available-for-sale financial assets	6	163,680	—	163,675	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		SINOPIA ALT-GL BD M/N 600$ I GBL BD MKT NEUTR 600 USD I	—	Available-for-sale financial assets	—	$620,961	—	$668,587	Note 4
		JF (Taiwan) Bond Fund	—	Available-for-sale financial assets	39,123	600,000	—	601,393	Note 4
		Dresdner Bond DAM	—	Available-for-sale financial assets	34,342	400,000	—	400,972	Note 4
		PCA Well Poll Fund	—	Available-for-sale financial assets	47,682	600,000	—	601,454	Note 4
		NITC Taiwan Bond	—	Available-for-sale financial assets	67,114	950,000	—	952,745	Note 4
		IBT Ta Chong Bond Fund	—	Available-for-sale financial assets	38,216	500,000	—	501,479	Note 4
		Fubon jin-Ju-I Fund	—	Available-for-sale financial assets	61,010	750,000	—	751,940	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	60,564	700,000	—	702,077	Note 4
		Fubon NO.1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	131,700	Note 4
		Cathay NO.2 REIT	—	Available-for-sale financial assets	5,000	50,000	—	52,450	Note 4
		Gallop NO.1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	94,500	Note 4

		Collateralized Loan Obligation	—	Held-to-maturity - current	—	50,672	—	50,672	—
		Collateralized Loan Obligation	—	Held-to-maturity - noncurrent	—	93,222	—	93,222	—

		Secured Bonds	—	Held-to-maturity - noncurrent	—	150,000	—	150,000	—
1	Senao International Co., Ltd.	Nanker-CB	—	Available-for-sale financial assets	300	30,000	—	31,380	—
		ASUS-CB	—	Available-for-sale financial assets	100	10,000	—	10,505	—
		ARIMA Optoelectronics Corporation	—	Available-for-sale financial assets	15	1,500	—	2,445	—
		Cathay NO.2 REIT	—	Available-for-sale financial assets	355	3,550	—	3,724	Note 4
		Gallop NO.1 REIT	—	Available-for-sale financial assets	1,000	10,000	—	9,450	Note 4
		Senao Networks, Inc.	Equity- accounted investee	Investments accounted for using equity	14,721	264,323	48	264,323	Note 1
		ICON Inc.	Subsidiary	Investments accounted for using equity	600	5,789 (Note 7)	100	5,789	Note 1

		N.T.U Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,775	Note 2
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	2,090 (Note 7)	100	2,090	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,352 (Note 7)	100	1,352	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	12	6,205	Note 2
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6	95	—	93	Note 4

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006, but not on operating stage yet.
Note 4:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values as of June 30, 2007.
Note 5:	Market value was based on the closing price of June 30, 2007.
Note 6:	Showing at their original carrying amounts without the adjustments of fair values.
Note 7:	The amount are eliminated upon consolidation.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Senao International Co., Ltd.	Investments accounts accounted for using equity method	-	Subsidiary	—	$—	70,373	$1,065,813	—	$—	$—	$—	70,373	$1,107,259 (Note 2)
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	-	-	—	—	10,000	221,519	1,600	35,829	35,443	386	8,400	186,076
		Beneficiary certificates (mutual fund)
		JF (Taiwan) Global Balanced Fund	Available-for-sale financial assets	-	-	13,331	150,000	21,455	275,000	14,979	192,185	175,000	17,185	19,807	250,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	-	-	18,348	199,108	22,263	260,000	9,174	105,339	99,554	5,785	31,437	359,554
		HSBC Taiwan Safe&Rich Fund	Available-for-sale financial assets	-	-	4,827	80,000	11,464	230,000	5,175	101,340	90,000	11,340	11,116	220,000
		Capital Assets Allocation Fund	Available-for-sale financial assets	-	-	7,753	100,000	16,913	250,000	3,876	54,870	50,000	4,870	20,790	300,000
		PCA Balanced Fund	Available-for-sale financial assets	-	-	—	—	14,127	250,000	—	—	—	—	14,127	250,000
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	-	-	—	—	13,298	150,000	—	—	—	—	13,298	150,000
		HSBC Global Balanced Select Fund	Available-for-sale financial assets	-	-	5,284	60,000	13,083	170,000	2,642	33,050	30,000	3,050	15,725	200,000
		PCA Quality-Quantity Fund	Available-for-sale financial assets	-	-	4,514	50,000	16,224	200,000	—	—	—	—	20,738	250,000
		Cathay Global Balanced Fund of Funds	Available-for-sale financial assets	-	-	—	—	12,781	150,000	—	—	—	—	12,781	150,000
		Franklin Templeton Global Bond Fund of Funds	Available-for-sale financial assets	-	-	9,196	100,000	8,893	100,000	—	—	—	—	18,089	200,000
		HSBC European Stars Fund	Available-for-sale financial assets	-	-	2,844	50,000	8,953	175,000	1,422	26,617	25,000	1,617	10,375	200,000
		Fuh-Hwa Olympic Global Fund	Available-for-sale financial assets	-	-	8,993	100,000	8,620	100,000	—	—	—	—	17,613	200,000
		Cathay Global Conservative Fund of Funds	Available-for-sale financial assets	-	-	—	—	22,719	250,000	—	—	—	—	22,719	250,000
		Jih Sun Mortgage Backed Securities Fund	Available-for-sale financial assets	-	-	—	—	20,305	200,000	—	—	—	—	20,305	200,000
		Fidelity European High Yield Fund	Available-for-sale financial assets	-	-	1,443	541,806	510	220,900	—	—	—	—	1,953	762,706
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	-	-	622	354,450	536	364,635	—	—	—	—	1,158	719,085
		USD Special Bond Fund	Available-for-sale financial assets	-	-	—	—	25	353,540	—	—	—	—	25	353,540
		Parvest European Convertible Bond Fond	Available-for-sale financial assets	-	-	65	324,708	37	221,980	—	—	—	—	102	546,688
		Fidelity US High Yield Fund	Available-for-sale financial assets	-	-	458	172,709	1,241	496,791	—	—	—	—	1,699	669,500
		GAM Interest Trend-USD OPEN	Available-for-sale financial assets	-	-	—	—	18	199,419	—	—	—	—	18	199,419
		JPMorgan Lux Funds-Emerging Markets Bond Fund	Available-for-sale financial assets	-	-	—	—	21	199,638	—	—	—	—	21	199,638
		JPMorgan Funds-Global Convertiblies Fund	Available-for-sale financial assets	-	-	—	—	465	268,800	—	—	—	—	465	268,800
		MFS Meridian Funds-Strategic Income Fund	Available-for-sale financial assets	-	-	—	—	316	132,592	—	—	—	—	316	132,592
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	-	-	379	203,104	465	309,980	—	—	—	—	844	513,084
		MFS Meridian Funds-Global Equity Fund	Available-for-sale financial assets	-	-	—	—	158	163,680	—	—	—	—	158	163,680
		GAM Diversity-USD Open	Available-for-sale financial assets	-	-	—	—	6	163,680	—	—	—	—	6	163,680
		JF (Taiwan) Bond Fund	Available-for-sale financial assets	-	-	—	—	39,123	600,000	—	—	—	—	39,123	600,000
		Dresdner Bond DAM	Available-for-sale financial assets	-	-	—	—	34,342	400,000	—	—	—	—	34,342	400,000
		PCA Well Poll Fund	Available-for-sale financial assets	-	-	—	—	47,682	600,000	—	—	—	—	47,682	600,000
		NITC Taiwan Bond	Available-for-sale financial assets	-	-	—	—	67,114	950,000	—	—	—	—	67,114	950,000
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	-	-	—	—	38,216	500,000	—	—	—	—	38,216	500,000
		Fubon jin-Ju-I Fund	Available-for-sale financial assets	-	-	—	—	61,010	750,000	—	—	—	—	61,010	750,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	-	-	—	—	60,564	700,000	—	—	—	—	60,564	700,000
		Gallop NO.1 REIT	Available-for-sale financial assets	-	-	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Collateralized Loan Obligation	Held-to-maturity - bond	-	-	—	—	—	150,000	—	—	6,106	—	—	143,894
		Secured Bonds	Held-to-maturity - bond	-	-	—	—	—	150,000	—	—	—	—	—	150,000

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.
Note 2:	The amount were less declared cash dividends 63,336 thousand and plus equity in earnings of equity investees 104,782 thousand. The amount are eliminated upon consolidation.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2007.04.11	$125,263	Paid	Ge Xin Ying Jian Corporation, etc.	None	—	—	—	—	Bidding	New office	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
Chunghwa Telecom. Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$285,593 (Note 2)	—	30 days	—	—	$214,071 (Note 3)		2
			Purchase	2,147,391 (Note 2)	5	30-60 days	—	—	(897,928 (Note 3	) )	11
	Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Purchase	178,184	—	30 days	—	—	(127,719)		2
	Chunghwa System Integration Co., Ltd.	Subsidiary of equity-accounted investee	Purchase	151,268	—	30 days	—	—	(115,923)		1

Note 1:	Excluding payment and receipts on behalf of other.
Note 2:	The transaction which was happened after the Company has control over SENAO on April 12, 2007 are eliminated upon consolidation.
Note 3:	The amount are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance		Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$214,071 (Note	)	5.34	$—	—	$—	$—

Note:    The amount are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of June 30, 2007					Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
				June 30, 2007			December 31, 2006			Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Telecommunication facilities sales		$1,065,813			$—		70,373	31		$1,107,259 (Note 8)		$366,500	$112,283 (Notes 4 and 9)		Subsidiary
	Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000			980,000		98,000	49		999,655		49,895	24,448 (Note 1)		Equity-accounted investee
	Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000			164,000		1,760	40		532,107		(59,636)	(32,897 (Note 2	) )	Equity-accounted investee
	CHIEF Telecom	Taipei	Network communication and engine room hiring		310,652			310,652		38,370	70		253,553 (Note 8)		(28,561)	(19,874 (Notes 3 and 8	) )	Subsidiary
	Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000			—		15,000	100		116,432 (Note 8)		(33,568)	(33,568 (Notes 1 and 8	) )	Subsidiary
	Spring House Entertainment Inc.	Taipei	Network content manufacture broadcasts and information software		22,409			22,409		2,016	30		17,051		222	(709 (Note 5	) )	Equity-accounted investee
	ELTA Technology Co., Ltd.	Taipei	software services and sale of administrative machinery equipment		27,455			—		2,586	21		26,784		630	(705 (Note 6	) )	Equity-accounted investee
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	US$	— ( 1 (Note 7	) )	US$	— ( 1 (Note 7	) )	—	100	US$	— ( 1 (Notes 7 and 8	) )	—	— (Notes 1 and 8)		Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	US$	— ( 1 (Note 7	) )	US$	— ( 1 (Note 7	) )	—	100	US$	— ( 1 (Notes 7 and 8	) )	—	— (Notes 1 and 8)		Subsidiary
Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang Taipei	Telecommunication facilities manufactures and sales		206,190			245,114		14,721	48		264,323		85,700	52,169 (Note 1)		Equity-accounted investee
	Taiwan Icon, Inc.	Taipei	Telecommunication facilities sales		1,320			1,320		600	100		5,789 (Note 8)		270	270 (Note 8)		Subsidiary
CHIEF Telecom	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring.		2,000			10,000		200	100		2,090 (Note 8)		(69)	(69 (Notes 1 and 8	) )	Subsidiary
	CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and Internet Service		1,678			1,678		400	100		1,352 (Note 8)		(6)	(6 (Notes 1 and 8	) )	Subsidiary

Note 1:	The equity in net income (net loss) of investees was based on audited financial statements.
Note 2:	The equity in net loss of an investees amounted to $23,946 thousand was calculated from audited financial statements plus a gain on realized upstream transactions of $29,628 thousand less a gain on unrealized upstream transactions of $38,579 thousand.
Note 3:	The equity in net loss of an investees amounted to $19,993 thousand was calculated from audited financial statements plus amortization between the investment cost and net value $119 thousand.
Note 4:	The equity in net income of an investees amounted to $111,853 thousand was calculated from audited financial statements plus amortization between the investment cost and net value $430 thousand.
Note 5:	The equity in net income of an investees amounted to $67 thousand was calculated from audited financial statements less a gain on unrealized upstream transactions of $776 thousand.
Note 6:	The equity in net income of an investees amounted to $133 thousand was calculated from audited financial statements less amortization between the investment cost and net value $438 thousand and a gain on unrealized upstream transactions of $400 thousand.
Note 7:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 but not on operating stage yet.
Note 8:	The amount are eliminated upon consolidation.
Note 9:	The net income (loss) of investee which was happened after the Company has control over SENAO on April 12, 2007 are eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amount in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 2)	Intercompany Transactions
				Financial Statements Item	Amount (Note 5)	Terms (Note 3)	Percentage of Consolidated Total Gross Sales or Total Assets (Note 4)
0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	$17,449	—	—
				Revenues	80,938	—	—
				Operating costs	20,207	—	—
		Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	3,159	—	—
				Revenues	3,051	—	—
				Operating costs	94	—	—
		Senao International Co., Ltd.	1	Accounts receivable	214,071	—	—
				Accounts payable	897,928	—	—
				Payment of receipts under custody	439,583	—	—
				Revenues	50,800	—	—
				Operation expenses	972,425	—	1
1	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	17,449	—	—
				Revenues	20,207	—	—
				Operating costs	80,678	—	—
				Operation expenses	260	—	—
		Unigate Telecom Inc.	3	Accounts payable	920	—	—
				Estimated accounts payable	214	—	—
				Operating costs	2,757	—	—
2	Unigate Telecom Inc.	CHIEF Telecom Inc.	3	Accounts receivable	1,134	—	—
				Revenues	2,757	—	—
3	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	3,159	—	—
				Revenues	94	—	—
				Operating costs	3,051	—	—
4	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1,337,511	—	—
				Accounts payable	214,071	—	—
				Revenues	972,425	—	1
				Operating costs	34,094	—	—
				Operation expenses	16,706	—	—

(Concluded)

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO and CHIEF were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2007, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the six months ended June 30, 2007.

Note 5:	The amount are eliminated upon consolidation.

(Concluded)

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Six Months Ended June 30, 2007 and 2006 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2007 and 2006, and the related statements of operations, changes in stockholders’ equity and cash flows for the six months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. However, we did not audit the financial statements of Taiwan International Standard Electronics Co. Ltd. and of Senao Networks, Inc.(an equity-method investee of the Company’s subsidiary, Senao International Co., Ltd., Inc.) for the six months ended June 30, 2007. As of June 30, 2007, the carrying values of the investments in those companies were NT$614,285 thousand. The equity in their net loss amounted to NT$16,641 thousand for the six months ended June 30, 2007. The financial statements of Taiwan International Standard Electronics Co., Ltd. and of Senao Networks Inc.(an equity-method investee of the Company’s subsidiary, Senao International Co., Ltd., Inc.) as of and for the six months ended June 30, 2007, were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the financial statements of other auditors provide a reasonable basis for our opinion.

In our opinion, according to our audit result and auditor report of other auditors, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the six months then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the financial statements, on January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released standards.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the six months ended June 30, 2007, and have expressed an modified unqualified opinion on those consolidated financial statements.

August 16, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$81,578,146	17	$63,206,044	14
Financial assets at fair value through profit or loss (Notes 2 and 5)	65,441	—	—	—
Available-for-sale financial assets (Notes 2, 3 and 6)	17,615,909	4	15,956,060	3
Held-to-maturity financial assets (Notes 2 and 7)	50,672	—	—	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,552,669 in 2007 and $3,477,198 in 2006 (Notes 2 and 8)	11,780,005	2	11,527,627	3
Receivables from related parties (Note 25)	258,719	—	26,529	—
Other current monetary assets (Notes 2, 9 and 27)	5,488,598	1	5,144,291	1
Inventories, net (Notes 2 and 10)	2,844,675	1	1,327,869	—
Deferred income taxes (Notes 2 and 22)	11,452	—	1,643,059	—
Other current assets (Note 11)	3,431,541	1	3,043,387	1

Total current assets	123,125,158	26	101,874,866	22

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	3,052,841	1	1,482,548	—
Financial assets carried at cost (Notes 2, 3 and 13)	1,941,280	—	1,866,280	—
Held-to-maturity financial assets (Notes 2 and 7)	243,222	—	—	—
Other monetary assets (Notes 3, 14 and 26)	2,000,000	—	2,000,000	1

Total investment	7,237,343	1	5,348,828	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 25)
Cost
Land	100,928,932	21	100,892,410	22
Land improvements	1,482,502	—	1,477,700	—
Buildings	59,399,295	13	58,623,832	13
Machinery and equipment	20,992,284	5	21,741,975	5
Telecommunications network facilities	638,374,352	134	629,229,969	134
Miscellaneous equipment	1,856,702	—	2,003,154	—

Total cost	823,034,067	173	813,969,040	174
Revaluation increment on land	5,823,991	2	5,945,551	1

	828,858,058	175	819,914,591	175
Less: Accumulated depreciation	516,797,492	109	496,019,519	106

	312,060,566	66	323,895,072	69
Construction in progress and advances related to acquisitions of equipment	20,343,422	4	25,247,771	5

Property, plant and equipment, net	332,403,988	70	349,142,843	74

INTANGIBLE ASSETS (Note 2)
3G concession	8,609,001	2	9,357,610	2
Patents and computer software, net	205,620	—	173,000	—

Total intangible assets	8,814,621	2	9,530,610	2

OTHER ASSETS
Idle assets (Note 2)	928,384	—	929,256	—
Refundable deposits	1,438,453	1	1,557,287	1
Deferred income taxes (Notes 2 and 22)	841,103	—	417,868	—
Other	418,574	—	527,388	—

Total other assets	3,626,514	1	3,431,799	1

TOTAL	$475,207,624	100	$469,328,946	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$19,692	—	$—	—
Trade notes and accounts payable	6,716,189	2	7,623,481	2
Payables to related parties (Note 25)	1,734,513	1	412,695	—
Income tax payable (Notes 2 and 22)	6,466,622	1	4,838,905	1
Accrued expenses (Note 16)	11,201,346	2	14,582,614	3
Dividends payable (Note 19)	34,610,885	7	40,659,617	9
Current portion of long-term loans (Note 17)	—	—	300,000	—
Other current liabilities (Notes 18 and 19)	14,394,994	3	15,742,273	3

Total current liabilities	75,144,241	16	84,159,585	18

DEFERRED INCOME	1,218,169	—	674,602	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 24)	2,562,025	1	368,025	—
Customers’ deposits	6,416,855	1	6,878,193	2
Other	806,504	—	130,312	—

Total other liabilities	9,785,384	2	7,376,530	2

Total liabilities	86,242,780	18	92,305,703	20

STOCKHOLDERS’ EQUITY (Notes 2, 3, 15, 19 and 20)
Common capital stock -$10 par value; Authorized: 12,000,000 thousand shares Issued: 9,667,845 thousand shares in 2007 and 9,455,725 thousand shares in 2006	96,678,451	20	94,557,249	20

Preferred stock $10 par value	—	—	—	—

Capital stock to be issued	9,667,845	2	2,121,202	—

Capital surplus:
Paid-in capital in excess of par value	200,592,390	42	210,260,235	45
Donations	13,170	—	13,170	—
Equity in capital surplus reported by equity-method investees	3,309	—	—	—

Total capital surplus	200,608,869	42	210,273,405	45

Retained earnings:
Legal reserve	48,036,210	10	44,037,765	9
Special reserve	2,678,723	1	2,680,184	1
Unappropriated earnings	24,674,913	5	17,280,390	4

Total retained earnings	75,389,846	16	63,998,339	14

Other adjustments
Cumulative translation adjustments	(4,445)	—	(3,683)	—
Unrealized gain on financial instruments	800,068	—	226,166	—
Capital surplus from revaluation of land	5,824,210	2	5,850,565	1

Total other adjustments	6,619,833	2	6,073,048	1

Total stockholders’ equity	388,964,844	82	377,023,243	80

TOTAL	$475,207,624	100	$469,328,946	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 16, 2007)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2007		2006
	Amount	%	Amount	%
REVENUES (Note 25)	$92,325,836	100	$90,594,341	100

OPERATING COSTS (Note 25)	46,071,903	50	45,601,157	51

GROSS PROFIT	46,253,933	50	44,993,184	49

OPERATING EXPENSES
Marketing	11,782,783	13	12,219,549	13
General and administrative	1,478,960	1	1,600,521	2
Research and development	1,500,878	2	1,580,588	2

Total operating expenses	14,762,621	16	15,400,658	17

INCOME FROM OPERATIONS	31,491,312	34	29,592,526	32

OTHER INCOME
Interest	690,649	1	314,434	—
Penalties income	433,283	1	829,833	1
Income from sale of scrap inventories	375,180	—	424,454	1
Dividends income	58,074	—	31,776	—
Equity in earnings of equity investees	48,978	—	682	—
Gains on sale of investments, net	16,534	—	—	—
Other	125,422	—	193,802	—

Total other income	1,748,120	2	1,794,981	2

OTHER EXPENSES
Special termination benefit under early retirement program	1,873,930	2	2,302,035	3
Losses on disposal of property, plant and equipment	21,664	—	65,794	—
Foreign exchange loss, net	3,047	—	70,857	—
Interest	388	—	1,413	—
Other	374,728	—	395,736	—

Total other expenses	2,273,757	2	2,835,835	3

INCOME BEFORE INCOME TAX	30,965,675	34	28,551,672	31

INCOME TAX (Notes 2 and 22)	6,366,830	7	6,364,399	7

NET INCOME	$24,598,845	27	$22,187,273	24

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2007		2006
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 23)
Basic net income per share	$2.91	$2.31	$2.67	$2.07

Diluted net income per share	$2.91	$2.31

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 16, 2007)

(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

	Common Capital Stock		Preferred Stock		Capital Stock to Be Issued Raising Capital		Retained Earnings
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2007	9,667,845	$96,678,451	—	$—	$—	$210,273,336	$44,037,765	$2,680,184	$39,984,454
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—
Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—	—	3,998,445	—	(3,998,445)
Reverse for special reserve	—	—	—	—	—	—	—	(1,461)	1,461
Cash dividend - NT$3.58 per share	—	—	—	—	—	—	—	—	(34,610,885)
Employees’ profit sharing -cash	—	—	—	—	—	—	—	—	(1,256,619)
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	(35,904)
Capital surplus transferred to common capital stock	—	—	—	—	9,667,845	(9,667,845)	—	—	—
Net income for the six months ended June 30, 2007	—	—	—	—	—	—	—	—	24,598,845
Unrealized gain or loss on financial instruments in investees	—	—	—	—	—	—	—	—	—
Adjustment arising from changes in percentage of ownership in investees	—	—	—	—	—	3,378	—	—	(7,994)
Cumulative translation adjustment for foreign-currency investments in investees	—	—	—	—	—	—	—	—	—
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—

BALANCE, JUNE 30, 2007	9,667,845	$96,678,451	—	$—	$9,667,845	$200,608,869	$48,036,210	$2,678,723	$24,674,913

BALANCE, JANUARY 1, 2006	9,647,725	$96,477,249	—	$—	$—	$214,542,773	$39,272,477	$2,680,184	$48,087,583
Effect of adopting the SFAS No.34	—	—	—	—	—	—	—	—	—
Issuance of preferred stock at par value of NT$10 - 2 shares (Note 19)	—	—	—	—	—	—	—	—	—
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—
Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—	—	4,765,288	—	(4,765,288)
Cash dividend - NT$4.3 per share	—	—	—	—	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	—	—	—	—	1,891,145	—	—	—	(1,891,145)
Employees’ profit sharing - cash	—	—	—	—	—	—	—	—	(230,057)
Employees’ profit sharing - dividends	—	—	—	—	230,057	—	—	—	(230,057)
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	(15,337)
Net income for the six months ended June 30, 2006	—	—	—	—	—	—	—	—	22,187,273
Cumulative translation adjustment for foreign-currency investments in investees	—	—	—	—	—	—	—	—	—
Treasury stock repurchased by the Company - 192,000 thousand common shares	—	—	—	—	—	—	—	—	—
Retirement treasury stock - 192,000 thousand common shares (Note 20)	(192,000)	(1,920,000)	—	—	—	(4,269,368)	—	—	(5,202,965)
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	—	—

BALANCE, JUNE 30, 2006	9,455,725	$94,557,249	—	$—	$2,121,202	$210,273,405	$44,037,765	$2,680,184	$17,280,390

	Other Adjustments
	Cumulative Translation Adjustments	Unrealized Gain on Financial Instruments	Capital Surplus from Revaluation of Land	Treasury Stock	Total Stockholders’ Equity

BALANCE, JANUARY 1, 2007	$(3,304)	$541,072	$5,824,600	$—	$400,016,558
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	(390)	—	(390)
Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—
Reverse for special reserve	—	—	—	—	—
Cash dividend - NT$3.58 per share	—	—	—	—	(34,610,885)
Employees’ profit sharing - cash	—	—	—	—	(1,256,619)
Remuneration to directors and supervisors	—	—	—	—	(35,904)
Capital surplus transferred to common capital stock	—	—	—	—	—
Net income for the six months ended June 30, 2007	—	—	—	—	24,598,845
Unrealized gain or loss on financial instruments in investees	—	(1,293)	—	—	(1,293)
Adjustment arising from changes in percentage of ownership in investees	—	—	—	—	(4,616)
Cumulative translation adjustment for foreign-currency investments in investees	(1,141)	—	—	—	(1,141)
Unrealized gain or loss on financial instruments	—	260,289	—	—	260,289

BALANCE, JUNE 30, 2007	$(4,445)	$800,068	$5,824,210	$—	$388,964,844

BALANCE, JANUARY 1, 2006	$(2,942)	$—	$5,850,864	$—	$406,908,188
Effect of adopting the SFAS No.34	—	51,675	—	—	51,675
Issuance of preferred stock at par value of NT$10 - 2 shares (Note 19)	—	—	—	—	—
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	(299)	—	(299)
Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—
Cash dividend - NT$4.3 per share	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	—	—	—	—	—
Employees’ profit sharing - cash	—	—	—	—	(230,057)
Employees’ profit sharing - dividends	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	(15,337)
Net income for the six months ended June 30, 2006	—	—	—	—	22,187,273
Cumulative translation adjustment for foreign-currency investments in investees	(741)	—	—	—	(741)
Treasury stock repurchased by the Company - 192,000 thousand common shares	—	—	—	(11,392,333)	(11,392,333)
Retirement treasury stock - 192,000 thousand common shares (Note 20)	—	—	—	11,392,333	—
Unrealized gain or loss on financial instruments	—	174,491	—	—	174,491

BALANCE, JUNE 30, 2006	$(3,683)	$226,166	$5,850,565	$—	$377,023,243

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 16, 2007)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$24,598,845	$22,187,273
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	420,849	320,723
Depreciation and amortization	19,896,272	20,581,559
Losses on inventory valuation	560	—
Valuation loss on financial instruments, net	(2,597)	—
Loss (gain) on sale of investments, net	(16,534)	17,549
Losses on disposal of property, plant and equipment, net	15,323	64,485
Equity in earnings of equity investees	(48,978)	(682)
Dividends received from equity investees	44,000	42,331
Deferred income taxes	(281,972)	346,338
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(85,780)	—
Trade notes and accounts receivable	340,315	921,597
Receivables from related parties	(210,951)	43,631
Other current monetary assets	539,535	561,347
Inventories	(519,240)	880,597
Other current assets	(3,708,884)	(1,796,351)
Increase (decrease) in:
Trade notes and accounts payable	(2,518,260)	(2,673,211)
Payables to related parties	741,401	(138,331)
Income tax payable	(2,060,918)	4,822,355
Accrued expenses	(7,595,475)	(857,795)
Other current liabilities	1,418,045	573,926
Deferred income	262,750	356,074
Accrued pension liabilities	1,308,324	368,025

Net cash provided by operating activities	32,536,630	46,621,440

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale financial assets	(11,021,947)	(2,986,894)
Proceeds from disposal of available-for-sale financial assets	707,545	1,841,468
Acquisitions of held-to-maturity financial assets	(300,000)	—
Proceeds from disposal of held-to-maturity financial assets	6,106	—
Increase in long-term investment accounted for using equity method	(1,093,268)	—
Acquisitions of property, plant and equipment	(9,578,117)	(11,947,382)
Proceeds from disposal of property, plant and equipment	12,025	6,472
Increase of intangible assets	(59,958)	(57,293)
Increase in other assets	(46,413)	(62,824)

Net cash used in investing activities	(21,374,027)	(13,206,453)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	$(300,000)	$(200,000)
Decrease in customers’ deposits	(170,095)	(430,305)
Increase (decrease) in other liabilities	246,185	(76,973)
Repurchase in treasury stock	—	(11,392,333)

Net cash used in financing activities	(223,910)	(12,099,611)

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,938,693	21,315,376
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	70,639,453	41,890,668

CASH AND CASH EQUIVALENTS, END OF PERIOD	$81,578,146	$63,206,044

SUPPLEMENTAL INFORMATION
Interest paid	$388	$1,413

Income tax paid	$8,709,720	$78,363

NON-CASH FINANCING ACTIVITIES
Dividend payable	$34,610,885	$40,659,617

Payables to employees’ profit sharing and remuneration to directors and supervisors	$1,292,523	$245,394

Current portion of long-term loans	$—	$300,000

Acquired Senao International Co., Ltd., the assets and liabilities, based on their fair values are as follows:

Cash		$617,003
Financial assets at fair value through profit or loss		86,796
Trade notes and accounts receivable		2,024,443
Inventories		1,625,790
Other current assets		334,055
Long-term investment		12,941
Property, plant, and equipment		1,316,657
Identifiable intangible assets		365,920
Other assets		134,869
Short-term loans and current portion of long-term loans		(100,000)
Trade notes and accounts payable		(1,629,324)
Other current liabilities		(714,517)
Long-term liabilities		(580,000)
Other liabilities		(92,579)

Total		3,402,054
Percentage of ownership		31.3285%

Total amount of acquiring subsidiary		$1,065,813

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 16, 2007)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The numbers of employees as of June 30, 2007 and 2006 are 24,097 and 25,407, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper and bond with resale agreements purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments at fair value through profit or loss include financial assets or liabilities held for trading and those designated on initial recognition to be measured at fair value with fair value changes recognized in profit or loss. On initial recognition, the financial instruments are recognized at fair value plus transaction costs and are subsequently measured at fair value with fair value changes recognized in profit or loss. Once the Company becomes contractual in a financial instrument arrangement, the financial instruments are eligible for classification as assets or liabilities. If the contractual arrangement is outside the control of the Company, the financial instruments will be derecognized in assets. If the contractual arrangement gives the Company a right of redemption, cancellation or elimination upon expiration, the financial instruments will be derecognized in liabilities.

Derivatives are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. Cash dividends received (including the year of investment) is recognized in earnings. When the financial instruments are derecognized, the difference between sales proceeds or cash payment and principal amount shall be accounted for as profits and losses. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities. When the fair value is positive, the derivative is recognized as a financial asset. When the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. The accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The policy for recognition and derecognition of available-for-sale financial assets are similar to financial assets and liabilities at fair value through profit or loss.

The basis for determining the fair value of financial instruments is as follows: Listed stocks, closing prices as of balance sheet date; open-end mutual funds, net assets value as of balance sheet date; bonds, quotes in the OTC market as of balance sheet date; financial instruments without active market, fair value are estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Cash dividends are recognized as investment income upon the grant day but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new number of shares.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity. For debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of the aging of the receivables and estimated collectibility of individual receivables. The Company periodically evaluates the collectibility of receivables in consideration of client’s receivable aging analysis.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss, depending on whether the investor has controlling power over investees or not. Unrealized profits and losses on sales to investees over which the Company has a controlling power are totally eliminated. Otherwise should be deferred in proportion to the Company’s ownership percentage. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

With respect to investment purchase or adoption of the equity method of accounting, effective on January 1, 2006, in accordance with the revised accounting pronouncement, goodwill is recognized by the difference that the cost of investment is exceeding the fair value of the acquisition. Goodwill can not be amortized, but is subject to a goodwill impairment test. If there is a triggering event or change in circumstance, the goodwill impairment test will be performed. If the fair value of the identifiable net assets exceeds the cost of investment, the difference should be allocated to the noncurrent assets (with exception of non-equity financial assets, assets in the suspense accounts, deferred tax assets and liabilities, and prepaid pension costs or other expenses related to pension plans) and reduced in proportion to the amount of their fair value. If there is still a difference after the purchase price allocation, the difference will be accounted for as extraordinary profits.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. If the capital surplus account is not enough for debiting purposes, any remaining decrease is debited to unappropriated retained earnings.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to shareholder’s equity-other adjustments from revaluation under the heading shareholder’s equity-other adjustments from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives ranging from 3-20 years.

From January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be recognized as an expense when it is incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized upon the assets’ estimated useful life using the straight-line method. Development costs not meet relative criteria shall be recognized as expenses when it is incurred.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to vendors that sell handsets to customers who subscribe to services as an inducement to enter into a service contract are charged to income as incurred.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Financial assets and liabilities - credited or charged to current income; and

b.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity.

Derivative Financial Assets for Hedging

The derivative financial assets for hedging is measured at fair value with fair value changes recognized in profit or loss.

Hedge Accounting

Gains and losses on a qualifying fair value hedge shall be accounted for as follows:

a.	The gain or loss on the hedging instrument shall be currently recognized in earnings.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

3.	REASON AND EFFECT OF THE CHANGES IN ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (“SFAS No. 34”) and No. 36 “Disclosure and Presentation for Financial Instruments” (SFAS No. 36) and related revisions of previously released SFASs.

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets were recognized as adjustments to stockholders’ equity.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2007	2006
Cash
Cash on hand	$101,736	$87,770
Cash in banks	5,168,604	4,132,744
Negotiable certificate of deposit, annual yield rate - ranging from 1.40-5.38% and 1.00-1.95% for 2007 and 2006, respectively	38,918,596	13,802,500

	44,188,936	18,023,014

Cash equivalents
Commercial paper, annual yield rate - ranging from 1.36-5.36% and 1.15-1.18% for 2007 and 2006, respectively	36,739,210	45,183,030
Bond with resale agreements, annual yield rate - ranging from 2.50-2.90%	650,000	—

	37,389,210	45,183,030

	$81,578,146	$63,206,044

As of June 30, 2007 and 2006, foreign deposits in bank were as following:

	June 30
	2007	2006
United States of America - New York (US$6,810 thousand and US$1,253 thousand for the six months ended June 30, 2007 and 2006, respectively)	$222,939	$40,585
Hong Kong (US$1,998 thousand, EUR628 thousand, JPY35,830 thousand and GBP169 thousand)	113,649	—

	$336,588	$40,585

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

June 30, 2007
Derivatives - financial assets
Index future contracts	$65,441

Derivatives - financial liabilities
Forward exchange contracts	$11,820
Index future contracts	7,872

$19,692

The Company entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. As of June 30, 2007, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds.

The Company entered into forward exchange contracts and index future contracts by these fund managers to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Outstanding forward exchange contracts as of June 30, 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2007

Sell	USD/GBP	2007.06-2007.09	USD	150
	EUR/USD	2007.06-2007.09	EUR	31,300
	GBP/USD	2007.06-2007.09	GBP	2,675
	JPY/USD	2007.06-2007.09	JPY	653,950

Outstanding index future contracts as of June 30, 2007:

	Maturity Date	Units	Contract Amount (in Thousands)
June 30, 2007

Index future contracts
AMSTERDAM IDX FUT	2007.07	9	EUR	970
CAC40 10 EURO FUT	2007.07	45	EUR	2,679
IBEX 35 INDEX FUTR	2007.07	7	EUR	1,037
DAX INDEX FUTURE	2007.09	10	EUR	1,941
MINI S&P/MIB FUT	2007.09	23	EUR	965
FTSE 100 IDX FUT	2007.09	36	GBP	2,378
TOPIX INDEX FUTURE	2007.09	34	JPY	604,860
S&P 500 FUTURE	2007.09	23	USD	8,755
S&P 500 EMINI FUTURE	2007.09	10	USD	761

As of June 30, 2007, the amount paid for future deposit was $63,619 thousand.

Net losses arising from derivative financial instruments for the six months ended June 30, 2007 were $74,306 thousand (including realized settlement losses of $77,018 thousand and valuation gains of $2,712 thousand). The Company did not enter into any forward exchange contracts and index future contract in the half-year of 2006.

Yuanta Structured Principal Protected Private Placement is an open-end structured principal protected mutual fund. The maturity date is September 28, 2008. On June 28, 2006, the Company sold the contract to a third party and recognized an investment loss of $26,334 thousand.

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	June 30
	2007	2006
Open-end mutual funds	$16,134,581	$15,822,206
Foreign listed stocks	961,850	—
Real estate investment trust fund	278,650	114,300
Listed stocks	240,828	19,554

	$17,615,909	$15,956,060

7.	HELD-TO-MATURITY FINANCIAL ASSETS

June 30, 2007
Collateralized loan obligation	$143,894
Corporate bonds	150,000

293,894
Less: Current portion	50,672

$243,222

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2007	2006
Balance, beginning of period	$3,535,141	$3,604,605
Provision for doubtful accounts	418,888	319,620
Accounts receivable written off	(401,360)	(447,027)

Balance, end of period	$3,552,669	$3,477,198

9.	OTHER CURRENT MONETARY ASSETS

	June 30
	2007	2006
Tax refund receivable	$3,221,136	$3,221,136
Other receivable	2,264,601	1,923,155
Derivative financial assets for hedging	2,861	—

	$5,488,598	$5,144,291

10.	INVENTORIES, NET

	June 30
	2007	2006
Supplies	$1,829,318	$1,110,087
Work in process	155,546	40,263
Merchandise	130,005	14,685
Materials in transit	730,867	162,834

	2,845,736	1,327,869
Less: Valuation allowance	1,061	—

	$2,844,675	$1,327,869

11.	OTHER CURRENT ASSETS

	June 30
	2007	2006
Prepayments	$2,535,899	$2,275,144
Prepaid rents	622,311	629,765
Miscellaneous	273,331	138,478

	$3,431,541	$3,043,387

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,107,259	31	$—	—

Non-Listed
Chunghwa Investment Co., Ltd. (“CHI”)	999,655	49	963,922	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	532,107	40	518,626	40
CHIEF Telecom Inc. (“CHIEF”)	253,553	70	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	116,432	100	—	—
ELTA Technology Co., Ltd. (“ELTA”)	26,784	21	—	—
Spring House Entertainment Inc. (“SHE”)	17,051	30	—	—
New Prospect Investments Holdings Ltd. (B.V.I.) (“NPIH”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“PAIG”)	—	100	—	100

	1,945,582		1,482,548

	$3,052,841		$1,482,548

The Company invested ELTA Technology Co., Ltd. in April 2007, for a purchase price of $27,455 thousand. ELTA engages mainly in professional on-line and mobile value-added content aggregative services.

The Company invested Senao International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. SENAO engages mainly in telecommunication facilities sales.

The Company invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP engages mainly in yellow pages sales and advertisement services. CIYP finished registration on January, 2007.

The Company invested Spring House in October 2006, for a purchase price of $22,409 thousand. Spring House engages mainly in network content manufacture broadcasts and information software.

The Company invested CHIEF Telecom Inc. in September 2006, for a purchase price of $310,652 thousand. CHIEF engages mainly in internet communication and internet data center (“IDC”) service.

The Company has established New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in June 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

The carrying values of the equity investees and the equity in their net loss and net income are based on audited financial statements.

All accounts of the Company’s subsidiaries were included in the Company’s consolidated financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
iD Branding Ventures (“iDBV”)	75,000	8	—	—
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	$1,941,280		$1,866,280

The Company invested iDBV on November 13, 2006, for a purchase price of $75,000 thousand. iDBV engages mainly in investment.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	June 30
	2007	2006
Fixed - Line Fund	$1,000,000	$1,000,000
Piping Fund	1,000,000	1,000,000

	$2,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed—Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the funds will be proportionally allocated their assets to their contributors. If the balance of the Fixed-Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30
	2007	2006
Cost
Land	$100,928,932	$100,892,410
Land improvements	1,482,502	1,477,700
Buildings	59,399,295	58,623,832
Machinery and equipment	20,992,284	21,741,975
Telecommunications network facilities	638,374,352	629,229,969
Miscellaneous equipment	1,856,702	2,003,154

Total cost	823,034,067	813,969,040
Revaluation increment on land	5,823,991	5,945,551

	828,858,058	819,914,591

Accumulated depreciation
Land improvements	834,481	780,935
Buildings	14,749,012	13,753,731
Machinery and equipment	16,467,665	16,279,217
Telecommunications network facilities	483,128,301	463,466,682
Miscellaneous equipment	1,618,033	1,738,954

	516,797,492	496,019,519

Construction in progress and advances related to acquisitions of equipment	20,343,422	25,247,771

Property, plant and equipment-net	$332,403,988	$349,142,843

Pursuant to the related regulations, the Company revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments.

Depreciation on property, plant and equipment for the six months ended June 30, 2007 and 2006 amounted to $19,424,868 thousand and $20,104,132 thousand, respectively. No interest expense was capitalized for the six months ended June 30, 2007 and 2006.

16.	ACCRUED EXPENSES

	June 30
	2007	2006
Accrued salary and compensation	$7,737,796	$9,589,569
Accrued franchise fees	1,117,852	1,207,665
Special termination benefit under early retirement program	719,987	775,318
Other accrued expenses	1,625,711	3,010,062

	$11,201,346	$14,582,614

17.	CURRENT PORTION OF LONG-TERM LOANS

	June 30
	2007	2006
Loan from the Fixed-Line Fund	$—	$300,000
Less: Current portion of long-term loans	—	300,000

	$—	$—

The loan amount of $700,000 thousand from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of $1,000,000 thousand until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments ($200,000 thousand, $200,000 thousand and $300,000 thousand) starting on March 12, 2005. The Company has totally repaid the amount in March 2007.

18.	OTHER CURRENT LIABILITIES

	June 30
	2007	2006
Advances from subscribers	$4,656,551	$4,740,846
Amounts collected in trust for others	2,832,933	3,960,462
Payables to equipment suppliers	1,412,969	3,179,947
Payables to employees’ profit sharing and remuneration to directors and supervisors	1,292,523	245,394
Refundable customers’ deposits	959,830	941,755
Payables to constructors	408,002	711,956
Miscellaneous	2,832,186	1,961,913

	$14,394,994	$15,742,273

19.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation the Company’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,667,845,093 shares, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2007, the outstanding ADSs were 3,061,488 thousand units (including appropriation shares), which equaled approximately 306,149 thousand common shares and represented 31.67% of the Company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Company requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2006 and 2005 earnings of the company have been approved and resolved by the shareholders on June 15, 2007 and May 30, 2006 as follows:

	Appropriation and Distribution		Dividend Per Share

	2006	2005	2006	2005
Legal reserve	$3,998,445	$4,765,288	$—	$—
Reverse for special reserve	1,461	—	—	—
Cash dividends	34,610,885	40,659,617	3.58	4.3
Stock dividends	—	1,891,145	—	0.2
Employee profit sharing - cash	1,256,619	230,057	—	—
Employee profit sharing - stock	—	230,057	—	—
Remuneration to directors and supervisors	35,904	15,337	—	—

The shareholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan. The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

In addition, the shareholders’ meeting resolved to reduce capital in the amount of NT$9,667,845 thousand after the aforementioned capital increase is completed and will return the equivalent cash to its shareholders in order to restructure its capital.

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

20.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Six Months Ended June 30
	2007	2006
Balance, beginning of period	—	—
Increase	—	192,000
Decrease	—	192,000

Balance, end of period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

The shares bought back by the Company in accordance with Securities and Exchange Law of the ROC shall not be pledged. Before transfer, the shareholder’s rights shall not be enjoyed.

In order to maintain its credit and shareholders’ equity by repurchasing treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, the company cancelled the treasury stock by reducing common stock of $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand.

21.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,323,531	$4,047,627	$10,371,158
Insurance	293,755	188,873	482,628
Pension	884,355	584,523	1,468,878
Other compensation	3,879,712	2,503,242	6,382,954

	11,381,353	7,324,265	18,705,618
Depreciation expense	18,355,653	1,069,215	19,424,868
Amortization expense	427,601	43,368	470,969

	$30,164,607	$8,436,848	$38,601,455

	Six Months Ended June 30, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,708,557	$4,182,893	$10,891,450
Insurance	291,560	179,858	471,418
Pension	992,999	634,009	1,627,008
Other compensation	3,970,186	2,441,459	6,411,645

	11,963,302	7,438,219	19,401,521
Depreciation expense	18,995,298	1,108,834	20,104,132
Amortization expense	425,967	51,460	477,427

	$31,384,567	$8,598,513	$39,983,080

22.	INCOME TAX

The Income Basic Tax Act (the “IBT Act”), which took effect on January 1, 2006, requires that the income basic tax should be 10% of the sum of the taxable income as calculated in accordance with the Income Tax Act plus tax benefit regulated by the Income Tax Act or other laws. The tax payable of the current year would be the higher of the income basic tax and income tax payable calculated in accordance with the Income Tax Act. The Company has considered the impact of the IBT Act in the determination of the current year’s income tax expense.

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Six Months Ended June 30
	2007	2006
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$7,741,409	$7,137,908
Add (deduct) tax effects of:
Permanent differences	(190,384)	(79,966)
Temporary differences	398,691	(1,336,065)
Additional tax at 10% on undistributed earnings	8,260	—
Investment tax credits	(1,490,453)	(882,114)

Income tax payable	$6,467,523	$4,839,763

b.	Income tax expense consists of the following:

Income tax payable	$6,467,523	$4,839,763
Income tax - separated	120,112	60,946
Income tax - deferred	(281,972)	1,353,084
Adjustments of prior years’ income tax	61,167	110,606

	$6,366,830	$6,364,399

c.	Net deferred income tax assets (liabilities) consists of the following:

	June 30
	2007	2006
Current
Deferred income tax assets:
Provision for doubtful accounts	$339,806	$254,672
Investment tax credits	—	1,562,913
Other	22,299	80,782

	362,105	1,898,367
Less: Valuation allowance	(339,806)	(254,672)

	22,299	1,643,695
Deferred income tax liability:
Unrealized foreign exchange gain	(10,847)	(636)

Net deferred income tax assets	$11,452	$1,643,059

Noncurrent deferred income tax assets:
Accrued pension cost	$755,237	$332,002
Losses on impairment	85,866	85,866

	$841,103	$417,868

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2007	2006
Balance of Imputation Credit Account (ICA)	$9,746,573	$3,314,620

The actual ICA rate for the 2006 and 2005 earnings were 24.42% and 6.97%, respectively.

e.	Undistributed earnings information

As of June 30, 2007 and 2006, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero.

Income tax returns through the year ended December 31, 2004 had been examined by the tax authorities.

23.	EARNINGS PER SHARE

			Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income per Share (Dollars)
	Amount (Numerator)			Income Before Income Tax	Net Income
	Income Before Income Tax	Net Income

Six months ended June 30, 2007

Net income
Basic net income per share	$30,965,675	$24,598,845	10,634,630	$2.91	$2.31

Diluted net income per share	$30,954,341	$24,587,511		$2.91	$2.31

Six months ended June 30, 2006

Net income
Basic net income per share	$28,551,672	$22,187,273	10,707,153	$2.67	$2.07

The diluted net income per share for the six months ended June 30, 2007 has effective of dilution due to issuing employee stock options by SENAO.

The impact of transferring to common capital stock out of capital surplus was considered in calculating basic net income per share for 2006. The basic EPS before income tax and the basic EPS after income tax in 2006 are restated from $2.93 to $2.67 and from $2.28 to $2.07, respectively.

24.	PENSION PLAN

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. On March 27, 2006 and August 7, 2006, the Company transferred $5,088,879 thousand and the remaining balance of $542,579 thousand, respectively, from the pension plan to the Privatization Fund.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The balance of the Company’s plan assets subject to defined benefit plan were $2,521,981 thousand and $2,183,922 thousand as of June 30, 2007 and 2006, respectively.

Pension costs amounted to $1,524,809 thousand ($1,496,208 thousand subject to defined benefit plan and $28,601 thousand subject to defined contribution plan) and $1,699,345 thousand ($1,678,987 thousand subject to defined benefit plan and $20,358 thousand subject to defined contribution plan) for the six months ended June 30, 2007 and 2006, respectively.

25.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of the Company’s customers, held significant equity interest in the Company. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-accounted investee
Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee
Chunghwa System Integration Co., Ltd. (“CSI”)	Subsidiary of equity - accounted investee
Chunghwa Precision Test Technical Co., Ltd (“CHPT”)	Subsidiary of equity - accounted investee
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of equity - accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2007		2006
	Amount	%	Amount	%
1) Receivables from related parties

Trade notes and accounts receivable
SENAO	$214,071	83	$—	—
CHIEF	17,449	7	—	—
CHTG	16,349	6	24,690	93
Others	10,850	4	1,839	7

	$258,719	100	$26,529	100

2) Payables to related parties

Trade notes payable, accounts payable, and accrued expenses
SENAO	$897,928	52	$—	—
TISE	127,719	7	61,074	15
CSI	115,923	6	75,614	18
CHTG	11,896	1	24,527	6
ELTA	10,618	1	—	—
Others	17,406	1	—	—

	1,181,490	68	161,215	39

Payable to construction supplier
TISE	95,657	5	251,480	61
ELTA	14,494	1	—	—

	110,151	6	251,480	61

Amounts collected in trust for others
SENAO	439,583	26	—	—
Others	3,289	—	—	—

	442,872	26	—	—

	$1,734,513	100	$412,695	100

	Six Months Ended June 30
	2007		2006
	Amount	%	Amount	%
3) Revenues

SENAO	$285,593	—	$—	—
CHIEF	80,938	—	—	—
CHTG	34,692	—	52,401	—
Others	21,764	—	10,461	—

	$422,987	—	$62,862	—

	Six Months Ended June 30
	2007		2006
	Amount	%	Amount	%
4) Operating costs and expenses

SENAO	$2,147,391	4	$—	—
TISE	178,184	—	249,215	—
CSI	151,268	—	83,212	—
CHTG	36,188	—	59,207	—
CHIEF	20,207	—	—	—
ELTA	12,130	—	—	—
Others	420	—	—	—

	$2,545,788	4	$391,634	—

5) Acquisition of properties

TISE	$392,491	5	$239,504	2
CSI	127,520	1	25,660	—
CHTG	35,292	—	860	—

	$555,303	6	$266,024	2

Except part transaction prices of SENAO and CHIEF were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

26.	COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2007, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of buildings of $943,964 thousand.

b.	Acquisitions of telecommunications equipment of $14,456,905 thousand.

c.	Unused letters of credit of approximately $1,027,604 thousand.

d.	Contracts to print billing, envelops and telephone directories of approximately $138,160 thousand.

e.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2007 (form July 1, 2007 to December 31, 2007)	$650,853
2008	963,671
2009	703,288
2010	463,137
2011 and thereafter	558,797

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995 (classified as long-term investments-other monetary assets). According to the communication letter (#0960004447) dated August 6, 2007, the Executive Yuan ratified that the Ministry of Interior Affair (the “Ministry”) can dissolve the Fixed-Line Fund effective on or after January 1, 2008. In connection with the dissolution, the Ministry will dispose the assets and liabilities related to the Fixed Line Fund during the final accounting of the fiscal year 2007.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996. When the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of August 16, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

27.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	June 30
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$81,578,146	$81,578,146	$63,206,004	$63,206,004
Financial assets at fair value through profit or loss - current	65,441	65,441	—	—
Available-for-sale financial assets	17,615,909	17,615,909	15,956,060	15,956,060
Held-to-maturity financial assets - current	50,672	50,672	—	—
Trade notes and accounts receivable, net	11,780,005	11,780,005	11,527,627	11,527,627
Receivable from related parties	258,719	258,719	26,529	26,529
Other current monetary assets	5,488,598	5,488,598	5,144,291	5,144,291
Investments accounted for using equity method	3,052,841	5,622,013	1,482,548	1,679,484
Financial assets carried at cost	1,941,280	1,941,280	1,866,280	1,866,280
Held-to-maturity financial assets - noncurrent	243,222	243,222	—	—
Other noncurrent monetary assets	2,000,000	2,000,000	2,000,000	2,000,000
Refundable deposits	1,438,453	1,438,453	1,557,287	1,557,287
Liabilities
Financial liabilities at fair value through profit or loss	19,692	19,692	—	—
Trade notes and accounts payable	6,716,189	6,716,189	7,623,481	7,623,481
Payables to related parties	1,734,513	1,734,513	412,695	412,695
Accrued expenses	11,201,346	11,201,346	14,582,614	14,582,614
Dividend payable	34,610,885	34,610,885	40,659,617	40,659,617
Current portion of long-term loans	—	—	300,000	300,000
Customers’ deposits	6,416,855	6,416,855	6,878,193	6,878,193

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets at fair value through profit and loss have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters.

3)	Long-term investments are based on the net asset values of the investments in investees, if quoted market prices are not available.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2007	2006	2007	2006
Assets
Financial assets measured at fair value through profit or loss - current	$1,822	$—	$—	$—
Available-for-sale financial assets	17,615,909	15,956,060	—	—
Derivative financial assets for hedging (classified as other current monetary assets)	—	—	2,861	—
Liabilities
Financial liabilities at fair value through profit or loss	7,872	—	11,820	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to fair value risk and cash flow risk.

The fluctuations of market price would result in the index future contracts exposed to fair value risk and cash flow risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

e.	Fair value hedge

The Company entered into forward exchange contracts is mainly to hedge the fluctuation of beneficiary certificate valuating by foreign currency in exchange rates, which is fair value hedge. The transaction was assessed effectiveness during the first half year the hedge of 2007, we regard it as highly effective.

Outstanding forward exchange contracts of hedging as of June 30, 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2007

Sell	USD/NTD	2007.06-2007.09	US$	15,000

As of June 30, 2007, the forward exchange contract was measured at fair value of $ 2,861 thousand (classified as other current monetary assets).

According to the regulations of Securities and Futures Bureau, the Company should disclose the derivative transactions of the Company’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the six months ended June 30, 2007 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of June 30, 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
June 30, 2007
Buy	USD/NTD	2007.06-2007.07	US$	966

2)	Market risk

SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. The gain and loss from the fluctuation of exchange rate under forward contracts was offset by that of the hedged assets or liabilities. Therefore, the market risk was not significant.

3)	Credit risk

Financial assets represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The maximum credit risk amount of all kinds of financial instruments is equal to its book value.

4)	Liquidation risk

SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. There will be corresponding cash inflows or outflows upon maturity dates, and SENAO has sufficient cash flow and operating capital to meet the cash demand, thus; there shall be no risk on raising capital. In addition, the exchange rates in the forward contracts are fixed; therefore, there is no significant risk of cash flow.

28.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 6.

j.	Financial transactions: Please see Notes 5 and 27.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	70,373		$1,107,259	31		$3,560,874	Note 1
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000		999,655	49		999,655	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760		532,107	40		712,336	Note 1
		CHIEF Telecom, Inc.	Subsidiary	Investments accounted for using equity method	38,370		253,553	70		207,860	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		116,432	100		116,432	Note 1
		Spring House Entertainment Inc.	Equity-accounted investee	Investments accounted for using equity method	2,016		17,051	30		2,093	Note 1
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	2,586		26,784	21		22,763	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	— (1)	100	US$	— (1)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	— (1)	100	US$	— (1)	Note 3
		Taipei Financial Center	-	Financial assets carried at cost	288,211		1,789,530	12		1,504,007	Note 2
		RPTI International	-	Financial assets carried at cost	9,234		71,500	12		77,265	Note 2
		iD Branding Ventures	-	Financial assets carried at cost	7,500		75,000	8		74,443	Note 2
		Siemens Telecommunication Systems	-	Financial assets carried at cost	75		5,250	15		183,450	Note 2
		Fu Sheng Group	-	Available-for-sale financial assets	240		7,201	—		8,928	Note 5
		Oriental Union Chemical Corporation	-	Available-for-sale financial assets	320		6,521	—		8,960	Note 5
		ZyXEL Communications Corporation	-	Available-for-sale financial assets	203		8,136	—		12,302	Note 5
		Taiwan Life Insurance	-	Available-for-sale financial assets	142		5,587	—		8,733	Note 5
		Mega Financial Holding Co., Ltd.	-	Available-for-sale financial assets	8,400		186,076	—		186,900	Note 5
		Lite-On IT Corporation	-	Available-for-sale financial assets	300		8,082	—		10,260	Note 5
		Norm Pacific Automation Corporation	-	Available-for-sale financial assets	130		3,739	—		4,745	Note 5
		31 GROUP PLC ORD GBP0.62784	-	Available-for-sale financial assets	7		5,442	—		5,348	Note 5
		ABBOTT LABORATORIES COM NPV	-	Available-for-sale financial assets	4		5,403	—		6,137	Note 5
		ACERINOX SA EUR0.25	-	Available-for-sale financial assets	10		7,044	—		7,818	Note 5
		AGGREKO PLC ORD	-	Available-for-sale financial assets	21		4,825	—		7,990	Note 5
		AIR FRANCE-KLM EUR8.50	-	Available-for-sale financial assets	6		5,907	—		8,865	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		AIR PRODUCTS & CHEMICALS INC COM	-	Available-for-sale financial assets	2	$5,755	—	$6,164	Note 5
		AISIN SEIKI CO LTD	-	Available-for-sale financial assets	3	3,653	—	3,843	Note 5
		ALLIANZ SE-REG NPV (REGD) (VINKULIERT)	-	Available-for-sale financial assets	1	6,928	—	9,182	Note 5
		ALLIED IRISH BANKS PLC ORD EUR0.32	-	Available-for-sale financial assets	10	9,093	—	8,490	Note 5
		ALSTOM	-	Available-for-sale financial assets	2	5,848	—	9,016	Note 5
		AMADA CO LTD	-	Available-for-sale financial assets	9	3,373	—	3,677	Note 5
		AMERICAN EXPRESS CO COM USD.20	-	Available-for-sale financial assets	3	5,734	—	5,483	Note 5
		AMERICAN INTERNATIONAL GROUP COM USD2.50	-	Available-for-sale financial assets	2	5,494	—	5,729	Note 5
		ANGLO IRISH BANK PLC EURO.16	-	Available-for-sale financial assets	13	7,026	—	8,448	Note 5
		APPLE COMPUTER INC COM STK NPV	-	Available-for-sale financial assets	1	3,929	—	5,757	Note 5
		ARM HOLDINGS PLC ORD GBP0.0005	-	Available-for-sale financial assets	65	4,748	—	6,199	Note 5
		ASAHI KASEI CORP ORD	-	Available-for-sale financial assets	17	3,446	—	3,650	Note 5
		ASML HOLDING NV ORD	-	Available-for-sale financial assets	9	6,868	—	8,122	Note 5
		ASSICURAZIONI GENERALI EUR1	-	Available-for-sale financial assets	—	—	—	1	Note 5
		AVIVA PLC ORDINARY 25P SHARES	-	Available-for-sale financial assets	10	4,703	—	4,757	Note 5
		BAE SYSTEMS ORD 2.5P	-	Available-for-sale financial assets	18	4,644	—	4,840	Note 5
		BANCO SANTANDER CENTRAL HISP EUR0.50 (REGD)	-	Available-for-sale financial assets	13	6,864	—	7,965	Note 5
		BARCLAYS ORD GBP0.25	-	Available-for-sale financial assets	11	4,714	—	4,905	Note 5
		BECTON DICKINSON & CO COM	-	Available-for-sale financial assets	2	5,735	—	5,958	Note 5
		BHP BILLITON PLC USD0.50	-	Available-for-sale financial assets	7	4,713	—	6,671	Note 5
		BMC SOFTWARE INC COM	-	Available-for-sale financial assets	5	5,599	—	5,272	Note 5
		BNP PARIBAS EUR2	-	Available-for-sale financial assets	2	6,959	—	7,569	Note 5
		BP PLC ORD USD0.25	-	Available-for-sale financial assets	16	5,993	—	6,438	Note 5
		BT GROUP PLC SHS	-	Available-for-sale financial assets	27	4,806	—	5,958	Note 5
		BURBERRY GROUP PLC ORD GBP0.0005	-	Available-for-sale financial assets	14	4,797	—	6,105	Note 5
		BUSINESS OBJECTS EUR0.10	-	Available-for-sale financial assets	6	8,050	—	7,931	Note 5
		CAPITA GROUP PLC SHS	-	Available-for-sale financial assets	12	5,029	—	5,686	Note 5
		CENTRICA ORD GBP0.061728395	-	Available-for-sale financial assets	23	5,551	—	5,781	Note 5
		CHEVRONTEXACO CORP COM	-	Available-for-sale financial assets	3	5,522	—	7,302	Note 5
		CHIYODA CORP NPV	-	Available-for-sale financial assets	5	3,565	—	3,115	Note 5
		COGNIZANT TECHNOLOGY S WHEN DISTRIB	-	Available-for-sale financial assets	2	5,739	—	5,587	Note 5
		CONAGRA FOODS INC COM	-	Available-for-sale financial assets	6	5,776	—	5,676	Note 5
		COOPER INDS LTD CL A	-	Available-for-sale financial assets	4	5,548	—	7,311	Note 5
		CREDIT AGRICOLE SA EUR3	-	Available-for-sale financial assets	7	9,285	—	8,791	Note 5
		CRH PLC ORD EUR0.32	-	Available-for-sale financial assets	5	7,781	—	8,708	Note 5
		DAIKIN INDUSTRIES LTD	-	Available-for-sale financial assets	3	3,608	—	3,809	Note 5
		DAILY MAIL & GENERAL TST-A NV’A’ORD (NON-VTG) GBP0.125	-	Available-for-sale financial assets	10	4,882	—	4,884	Note 5
		DAITO TRUST CONSTRUCT CO LTD	-	Available-for-sale financial assets	3	4,427	—	4,202	Note 5
		DE LA RUE ORD GBP0.2777	-	Available-for-sale financial assets	12	4,770	—	6,262	Note 5
		DELL INC-T COM USD0.01	-	Available-for-sale financial assets	7	6,212	—	6,542	Note 5
		DEUTSCHE BANK AG-REGISTEREDNPV (REGD)	-	Available-for-sale financial assets	2	9,264	—	8,646	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		DEUTSCHE BOERSE AG NPV (REGD)	-	Available-for-sale financial assets	3	$7,841	—	$9,687	Note 5
		DEXIA SA NPV	-	Available-for-sale financial assets	8	8,620	—	8,382	Note 5
		EBAY INC COM	-	Available-for-sale financial assets	5	5,755	—	5,517	Note 5
		EISAI CO LTD	-	Available-for-sale financial assets	3	4,988	—	4,136	Note 5
		EMERSON ELECTRIC CO COM	-	Available-for-sale financial assets	4	5,503	—	6,076	Note 5
		ENEL	-	Available-for-sale financial assets	23	6,828	—	7,994	Note 5
		EPCOS AG ORD NPV	-	Available-for-sale financial assets	11	8,204	—	7,195	Note 5
		EQUIFAX INC COM	-	Available-for-sale financial assets	4	6,342	—	6,398	Note 5
		FANUC LTD	-	Available-for-sale financial assets	1	3,550	—	4,047	Note 5
		FIRSTGROUP PLC	-	Available-for-sale financial assets	14	4,785	—	6,231	Note 5
		FOMENTO DE CONSTRUC Y CONTRA	-	Available-for-sale financial assets	3	8,205	—	8,495	Note 5
		FORTIS NPV	-	Available-for-sale financial assets	6	8,710	—	8,832	Note 5
		FRANKLIN RESOURCES COM USD0.01 SHARES - COMMON	-	Available-for-sale financial assets	1	5,664	—	6,153	Note 5
		FUGRO NV-CVA EUR0.05	-	Available-for-sale financial assets	4	5,679	—	8,885	Note 5
		FURUKAWA ELEC LTD ORD	-	Available-for-sale financial assets	22	4,487	—	3,928	Note 5
		GENERAL MILLS INC GENERAL MILLS INC	-	Available-for-sale financial assets	3	5,491	—	5,718	Note 5
		GILEAD SCIENCES INC COM	-	Available-for-sale financial assets	7	8,324	—	9,486	Note 5
		GLAXOSMITHKLINE PLC ORD GBP0.25	-	Available-for-sale financial assets	3	2,708	—	2,612	Note 5
		GLORY LTD NPV	-	Available-for-sale financial assets	6	3,515	—	4,295	Note 5
		GOLDMAN SACHS GROUP IN COM	-	Available-for-sale financial assets	1	5,531	—	6,790	Note 5
		GOOGLE INC-CL A CL A	-	Available-for-sale financial assets	—	5,621	—	7,076	Note 5
		HANKYU DEPARTMENT STORES	-	Available-for-sale financial assets	13	3,424	—	4,522	Note 5
		HBOS PLC ORD GBP0.25	-	Available-for-sale financial assets	7	4,965	—	4,445	Note 5
		HEINEKEN NV ORD NR	-	Available-for-sale financial assets	5	6,818	—	8,780	Note 5
		HEINZ H J CO COM	-	Available-for-sale financial assets	4	5,511	—	6,228	Note 5
		HITACHI CONSTRUCTION MACHINE	-	Available-for-sale financial assets	4	3,267	—	4,214	Note 5
		HOME RETAIL GROUP ORD NPV	-	Available-for-sale financial assets	19	5,615	—	5,841	Note 5
		INBEV NV NPV	-	Available-for-sale financial assets	3	5,919	—	8,535	Note 5
		INDITEX REG SHS	-	Available-for-sale financial assets	4	6,856	—	8,663	Note 5
		INPEX HOLDINGS INC COM STK JPY1	-	Available-for-sale financial assets	—	3,669	—	4,268	Note 5
		INTL BUSINESS MACHINES CORP COM STK USD0.20	-	Available-for-sale financial assets	2	5,696	—	6,081	Note 5
		JFE HOLDINGS INC NPV	-	Available-for-sale financial assets	2	3,263	—	3,554	Note 5
		K+S AG NPV	-	Available-for-sale financial assets	2	5,856	—	9,035	Note 5
		KAWASAKI KISEN KAISHA LTD NPV	-	Available-for-sale financial assets	11	2,460	—	4,395	Note 5
		KOHLS CORP COM	-	Available-for-sale financial assets	2	5,586	—	5,739	Note 5
		KOMATSU LTD NPV	-	Available-for-sale financial assets	6	4,539	—	5,220	Note 5
		KYOCERA CORP ORD	-	Available-for-sale financial assets	1	3,398	—	4,180	Note 5
		KYOWA HAKKO KOGYO CO LTD	-	Available-for-sale financial assets	14	4,660	—	4,316	Note 5
		LEGAL & GENERAL GROUP PLC ORD GBP0.025	-	Available-for-sale financial assets	54	5,513	—	5,284	Note 5
		LEHMAN BROS HLDGS INC COM	-	Available-for-sale financial assets	2	5,489	—	5,381	Note 5
		LOCKHEED MARTIN CORP COM	-	Available-for-sale financial assets	2	5,524	—	5,916	Note 5
		M.A.N AG ORD	-	Available-for-sale financial assets	2	5,367	—	8,863	Note 5
		MARKS & SPENCER GROUP PLC ORD GBP0.25	-	Available-for-sale financial assets	12	4,784	—	4,774	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		MARRIOTT INTERNATIONAL-CL A COM USD0.01 CLASS ‘A’	-	Available-for-sale financial assets	4	$5,559	—	$5,883	Note 5
		MCDONALD’S CORP COM USD0.01	-	Available-for-sale financial assets	4	5,500	—	6,979	Note 5
		MEDIOLANUM SPA EUR0.1	-	Available-for-sale financial assets	28	7,285	—	7,592	Note 5
		MERCK & CO. INC. COM USD0.01	-	Available-for-sale financial assets	3	5,785	—	5,409	Note 5
		METLIFE INC COM	-	Available-for-sale financial assets	3	5,565	—	6,256	Note 5
		MICHAEL PAGE INTERNATIONAL ORD GBP0.01	-	Available-for-sale financial assets	16	5,008	—	5,651	Note 5
		MILLIPORE CORP COM USD1	-	Available-for-sale financial assets	2	5,750	—	5,752	Note 5
		MITSUBISHI CORP ORD	-	Available-for-sale financial assets	6	3,422	—	5,138	Note 5
		MITSUBISHI UFJ FINANCIAL GRO NPV	-	Available-for-sale financial assets	—	3,456	—	3,245	Note 5
		MITSUI FUDOSAN CO LTD	-	Available-for-sale financial assets	5	3,649	—	4,586	Note 5
		MORGAN STANLEY COM NEW	-	Available-for-sale financial assets	2	5,743	—	5,956	Note 5
		MUENCHENER RUECKVER AG-REG NPV (REGD)	-	Available-for-sale financial assets	1	6,835	—	7,809	Note 5
		NATIONAL BANK OF GREECE EUR4.80 (REGD)	-	Available-for-sale financial assets	4	7,523	—	8,093	Note 5
		NATIONAL OILWELL VARCO INC COM	-	Available-for-sale financial assets	2	5,847	—	6,463	Note 5
		NEOPOST SA EUR1	-	Available-for-sale financial assets	2	7,177	—	8,311	Note 5
		NEWELL RUBBERMAID INC COM	-	Available-for-sale financial assets	6	5,490	—	5,546	Note 5
		NEXT PLC ORD GBP0.10	-	Available-for-sale financial assets	4	4,943	—	5,232	Note 5
		NIKON CORP	-	Available-for-sale financial assets	5	3,282	—	4,560	Note 5
		NIPPON MINING HOLDINGS INC NPV	-	Available-for-sale financial assets	16	3,492	—	4,857	Note 5
		NIPPON STEEL CORP	-	Available-for-sale financial assets	17	2,323	—	3,912	Note 5
		NORTHROP GRUMMAN CORP COM	-	Available-for-sale financial assets	2	5,728	—	6,026	Note 5
		NSK LIMITED	-	Available-for-sale financial assets	12	3,388	—	4,059	Note 5
		NTT DATA CORPORATION	-	Available-for-sale financial assets	—	3,745	—	3,412	Note 5
		NVIDIA CORP COM	-	Available-for-sale financial assets	5	5,812	—	6,853	Note 5
		OLYMPUS CORP SHS JPY	-	Available-for-sale financial assets	3	3,032	—	3,825	Note 5
		OMNICOM GROUP INC COM	-	Available-for-sale financial assets	4	6,287	—	6,493	Note 5
		ORACLE CORP COM	-	Available-for-sale financial assets	9	5,548	—	6,008	Note 5
		PACTIV CORP COM	-	Available-for-sale financial assets	6	5,524	—	6,137	Note 5
		PALL CORP COM	-	Available-for-sale financial assets	4	4,554	—	6,204	Note 5
		PPR eur4	-	Available-for-sale financial assets	1	7,284	—	8,057	Note 5
		PRUDENTIAL FINL INC COM	-	Available-for-sale financial assets	2	5,733	—	5,414	Note 5
		PUBLIC SVC ENTERPRISE COM	-	Available-for-sale financial assets	2	5,409	—	6,166	Note 5
		QUAL COMM INC COM COM STK	-	Available-for-sale financial assets	4	5,413	—	5,433	Note 5
		RANDSTAD HOLDING NV EUR0.10	-	Available-for-sale financial assets	3	8,085	—	7,713	Note 5
		RECKITT BENCKISER ORD GBP0.105263 ORD GBP0.105263	-	Available-for-sale financial assets	3	4,806	—	5,951	Note 5
		RHEINMENTALL AG NPV	-	Available-for-sale financial assets	3	8,054	—	7,717	Note 5
		ROCKWELL COLLINS COM	-	Available-for-sale financial assets	3	5,550	—	6,923	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07 (UK LIST)	-	Available-for-sale financial assets	6	6,756	—	8,480	Note 5
		ROYAL DUTCH SHELL PLC-A SHS ‘A’SHS EUR0.07 (UK LIST)	-	Available-for-sale financial assets	6	6,884	—	7,602	Note 5
		SCHLUMBERGER LTD COM USD0.01	-	Available-for-sale financial assets	2	4,173	—	5,998	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		SCHNEIDER ELECTRIC SA EUR8	-	Available-for-sale financial assets	2	$6,797	—	$8,457	Note 5
		SCOT + STHN ENERGY ORD GBP0.50	-	Available-for-sale financial assets	6	4,791	—	5,450	Note 5
		SES FOR FOR EACH REP 1 ‘A’ NPV	-	Available-for-sale financial assets	13	8,812	—	9,008	Note 5
		SHIN ETSU CHEMICAL CO LTD JPY50	-	Available-for-sale financial assets	2	3,302	—	3,737	Note 5
		SHISEIDO CO LTD ORD	-	Available-for-sale financial assets	6	4,347	—	4,183	Note 5
		SOLVAY SA NPV NPV	-	Available-for-sale financial assets	2	6,737	—	7,872	Note 5
		SONY CORP COM NPV	-	Available-for-sale financial assets	2	3,290	—	3,569	Note 5
		STANLEY ELECTRIC CO LTD	-	Available-for-sale financial assets	5	3,499	—	3,837	Note 5
		SUMITOMO CORPORATION	-	Available-for-sale financial assets	8	3,451	—	4,772	Note 5
		SUMITOMO HEAVY IND NPV	-	Available-for-sale financial assets	11	3,407	—	4,074	Note 5
		SUMITOMO METAL MINING CO LTD	-	Available-for-sale financial assets	6	2,397	—	4,255	Note 5
		TAIYO YUDEN CO LTD	-	Available-for-sale financial assets	7	3,705	—	5,298	Note 5
		TANABE SEIYAKU CO LTD	-	Available-for-sale financial assets	7	3,141	—	2,823	Note 5
		TERUMO CORPORATION	-	Available-for-sale financial assets	3	3,376	—	3,281	Note 5
		THYSSENKRUPP AG NPV NPV	-	Available-for-sale financial assets	5	4,961	—	8,832	Note 5
		TOKYO ELECTRON LTD SHS	-	Available-for-sale financial assets	1	3,526	—	3,370	Note 5
		TOSHIBA CORP npv	-	Available-for-sale financial assets	16	3,119	—	4,445	Note 5
		TOYOTA MTR COM	-	Available-for-sale financial assets	2	3,259	—	3,515	Note 5
		UMICORE UMICORE	-	Available-for-sale financial assets	1	6,809	—	10,029	Note 5
		UNITED BUSINESS MEDIA PLC ORD GBP0.338068	-	Available-for-sale financial assets	11	5,524	—	5,587	Note 5
		VEDIOR NV-CVA CERT OF SHS	-	Available-for-sale financial assets	9	8,848	—	8,803	Note 5
		VINCI SA EUR5	-	Available-for-sale financial assets	4	6,841	—	9,163	Note 5
		VODAFONE GROUP PLC ORD USD0.11428571	-	Available-for-sale financial assets	20	1,682	—	2,176	Note 5
		WALGREEN CO USD0.078125	-	Available-for-sale financial assets	4	5,733	—	5,484	Note 5
		WASTE MGMT INC DEL COM	-	Available-for-sale financial assets	5	5,456	—	5,830	Note 5
		WATERS CORP COM	-	Available-for-sale financial assets	3	5,739	—	6,059	Note 5
		WELLPOINT INC COMMON	-	Available-for-sale financial assets	2	5,486	—	5,632	Note 5
		WYNDHAM WORLDWIDE CORP COM STK US0.01	-	Available-for-sale financial assets	5	5,750	—	5,726	Note 5
		XSTRATA PLC ORD USD0.50	-	Available-for-sale financial assets	3	4,713	—	6,381	Note 5
		ZIMMER HOLDING COM USD0.01	-	Available-for-sale financial assets	2	5,669	—	5,744	Note 5

		Beneficiary certificates (mutual fund)
		HSBC Taiwan Safe&Rich Fund	-	Available-for-sale financial assets	11,116	220,000	—	234,771	Note 4
		HSBC Global Balanced Select Fund	-	Available-for-sale financial assets	15,725	200,000	—	207,813	Note 4
		AIG Flagship Global Balanced Fund of Funds	-	Available-for-sale financial assets	7,978	100,000	—	108,579	Note 4
		ING CHB Tri-Gold Balanced Portfolio	-	Available-for-sale financial assets	11,740	150,000	—	162,840	Note 4
		Fubon Global Reit Fund	-	Available-for-sale financial assets	11,000	110,000	—	130,350	Note 4
		HSBC Trinity Balanced Fund	-	Available-for-sale financial assets	9,580	100,000	—	109,077	Note 4
		JF (Taiwan) Pacific Balanced Fund	-	Available-for-sale financial assets	10,000	100,000	—	113,831	Note 4
		Polaris Global Reits Fund	-	Available-for-sale financial assets	16,018	200,000	—	209,354	Note 4
		JF (Taiwan) Global Balanced Fund	-	Available-for-sale financial assets	19,807	250,000	—	258,729	Note 4
		SKIT Strategy Balanced Fund	-	Available-for-sale financial assets	31,437	359,554	—	374,170	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		JF (Taiwan) Balanced Fund	-	Available-for-sale financial assets	2,875	$50,000	—	$56,095	Note 4
		PCA Balanced Fund	-	Available-for-sale financial assets	14,127	250,000	—	260,930	Note 4
		Fuh-Hwa Aegis Fund	-	Available-for-sale financial assets	4,232	50,000	—	53,134	Note 4
		Allianz Global Investors Target 2020 Fund	-	Available-for-sale financial assets	4,125	50,000	—	49,917	Note 4
		AGI Global Quantitative Balanced Fund	-	Available-for-sale financial assets	13,298	150,000	—	149,867	Note 4
		Primasia S&P Global Fixed Income Fund	-	Available-for-sale financial assets	7,393	80,000	—	80,676	Note 4
		PCA Quality-Quantity Fund	-	Available-for-sale financial assets	20,738	250,000	—	254,747	Note 4
		Capital Assets Allocation Fund	-	Available-for-sale financial assets	20,790	300,000	—	327,057	Note 4
		JF (Taiwan) Wealth Management Fund	-	Available-for-sale financial assets	6,553	70,000	—	79,997	Note 4
		Cathay Global Balanced Fund of Funds	-	Available-for-sale financial assets	12,781	150,000	—	154,390	Note 4
		Franklin Templeton Global Bond Fund of Funds	-	Available-for-sale financial assets	18,089	200,000	—	201,753	Note 4
		HSBC European Stars Fund	-	Available-for-sale financial assets	10,375	200,000	—	213,343	Note 4
		Fuh-Hwa Olympic Global Fund	-	Available-for-sale financial assets	17,613	200,000	—	204,493	Note 4
		Cathay Global Conservative Fund of Funds	-	Available-for-sale financial assets	22,719	250,000	—	249,468	Note 4
		Jih Sun Navigation No.1 Fund	-	Available-for-sale financial assets	5,000	50,050	—	53,750	Note 4
		IBT Global Growth Portfolio Fund	-	Available-for-sale financial assets	3,900	50,000	—	49,259	Note 4
		Cathay Global Aggressive Fund of Funds	-	Available-for-sale financial assets	3,937	50,000	—	50,472	Note 4
		Jih Sun Mortgage Backed Securities Fund	-	Available-for-sale financial assets	20,305	200,000	—	197,969	Note 4
		SKIT Strategy Balanced Fund III	-	Available-for-sale financial assets	2,893	30,000	—	30,727	Note 4
		SKIT Strategy Balanced Fund V	-	Available-for-sale financial assets	2,880	30,000	—	30,822	Note 4
		Fuh-Hwa Home Run Fund	-	Available-for-sale financial assets	9,977	100,000	—	102,510	Note 4
		Fuh-Hwa Total Return Fund	-	Available-for-sale financial assets	9,872	100,000	—	104,047	Note 4
		Fuh-Hwa Elite Angel Fund	-	Available-for-sale financial assets	947	10,000	—	10,738	Note 4
		Fuh-Hwa Heirloon NO.2 Balanced Fund	-	Available-for-sale financial assets	17,750	250,000	—	277,343	Note 4
		Fidelity Euro Bond Fund	-	Available-for-sale financial assets	695	334,593	—	353,091	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	-	Available-for-sale financial assets	16	236,233	—	257,119	Note 4
		Fidelity European High Yield Fund	-	Available-for-sale financial assets	1,953	762,706	—	848,036	Note 4
		Parvest European Convertible Bond Fond	-	Available-for-sale financial assets	102	546,688	—	621,737	Note 4
		JPMorgan Funds-Global Convertibles Fund	-	Available-for-sale financial assets	465	268,800	—	265,920	Note 4
		MFS Emerging Market Debt Fund	-	Available-for-sale financial assets	1,158	719,085	—	776,179	Note 4
		USD Special Bond Fund	-	Available-for-sale financial assets	25	353,540	—	406,009	Note 4
		Fidelity US High Yield Fund	-	Available-for-sale financial assets	1,699	669,500	—	669,712	Note 4
		GAM Interest Trend-USD OPEN	-	Available-for-sale financial assets	18	199,419	—	197,394	Note 4
		PIMCO HIGH YIELD BOND FUND-CLASS H INSTITUTIONAL	-	Available-for-sale financial assets	170	99,993	—	96,428	Note 4
		JPMorgan Lux Funds-Emerging Markets Bond Fund	-	Available-for-sale financial assets	21	199,638	—	192,648	Note 4
		MFS Meridian Funds-Strategic Income Fund	-	Available-for-sale financial assets	316	132,592	—	129,490	Note 4
		Permal Fixed Income Holdings N.V.	-	Available-for-sale financial assets	3	99,255	—	98,205	Note 4
		Fidelity Euro Balanced Fund	-	Available-for-sale financial assets	844	513,084	—	560,051	Note 4
		MFS Meridian Funds-Global Equity Fund	-	Available-for-sale financial assets	158	163,680	—	165,222	Note 4
		GAM Diversity-USD Open	-	Available-for-sale financial assets	6	163,680	—	163,675	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		SINOPIA ALT-GL BD M/N 600$ I GBL BD MKT NEUTR 600 USD I	-	Available-for-sale financial assets	—	$620,961	—	$668,587	Note 4
		JF (Taiwan) Bond Fund	-	Available-for-sale financial assets	39,123	600,000	—	601,393	Note 4
		Dresdner Bond DAM	-	Available-for-sale financial assets	34,342	400,000	—	400,972	Note 4
		PCA Well Poll Fund	-	Available-for-sale financial assets	47,682	600,000	—	601,454	Note 4
		NITC Taiwan Bond	-	Available-for-sale financial assets	67,114	950,000	—	952,745	Note 4
		IBT Ta Chong Bond Fund	-	Available-for-sale financial assets	38,216	500,000	—	501,479	Note 4
		Fubon jin-Ju-I Fund	-	Available-for-sale financial assets	61,010	750,000	—	751,940	Note 4
		Mega Diamond Bond Fund	-	Available-for-sale financial assets	60,564	700,000	—	702,077	Note 4
		Fubon NO.1 Fund	-	Available-for-sale financial assets	10,000	100,000	—	131,700	Note 4
		Cathay NO.2 REIT	-	Available-for-sale financial assets	5,000	50,000	—	52,450	Note 4
		Gallop NO.1 REIT	-	Available-for-sale financial assets	10,000	100,000	—	94,500	Note 4
		Collateralized Loan Obligation	-	Held-to-maturity - current	—	50,672	—	50,672	—
		Collateralized Loan Obligation	-	Held-to-maturity - noncurrent	—	93,222	—	93,222	—
		Secured Bonds	-	Held-to-maturity - noncurrent	—	150,000	—	150,000	—

1	Senao International Co., Ltd.	Nanker-CB	-	Available-for-sale financial assets	300	30,000	—	31,380	—
		ASUS-CB	-	Available-for-sale financial assets	100	10,000	—	10,505	—
		ARIMA Optoelectronics Corporation	-	Available-for-sale financial assets	15	1,500	—	2,445	—
		Cathay NO.2 REIT	-	Available-for-sale financial assets	355	3,550	—	3,724	Note 4
		Gallop NO.1 REIT	-	Available-for-sale financial assets	1,000	10,000	—	9,450	Note 4
		Senao Networks, Inc.	Equity-accounted investee	Investments accounted for using equity	14,721	264,323	48	264,323	Note 1
		ICON Inc.	Subsidiary	Investments accounted for using equity	600	5,789	100	5,789	Note 1
		N.T.U Innovation incu bation Corporation	-	Financial assets carried at cost	1,200	12,000	9	12,775	Note 2

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	2,090	100	2,090	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,352	100	1,352	Note 1
		3 Link Information Service Co., Ltd.	-	Financial assets carried at cost	374	3,450	12	6,205	Note 2
		Truswell Pegasus Fund	-	Available-for-sale financial assets	6	95	—	93	Note 4

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006, but not on operating stage yet.
Note 4:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values as of June 30, 2007.
Note 5:	Market value was based on the closing price of June 30, 2007.
Note 6:	Showing at their original carrying amounts without the adjustments of fair values.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Senao International Co., Ltd.	Investments accounts accounted for using equity method	-	Subsidiary	—	$—	70,373	$1,065,813	—	$—	$—	$—	70,373	$1,107,259 (Note 2)
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	-	-	—	—	10,000	221,519	1,600	35,829	35,443	386	8,400	186,076
		Beneficiary certificates (mutual fund)
		JF (Taiwan) Global Balanced Fund	Available-for-sale financial assets	-	-	13,331	150,000	21,455	275,000	14,979	192,185	175,000	17,185	19,807	250,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	-	-	18,348	199,108	22,263	260,000	9,174	105,339	99,554	5,785	31,437	359,554
		HSBC Taiwan Safe&Rich Fund	Available-for-sale financial assets	-	-	4,827	80,000	11,464	230,000	5,175	101,340	90,000	11,340	11,116	220,000
		Capital Assets Allocation Fund	Available-for-sale financial assets	-	-	7,753	100,000	16,913	250,000	3,876	54,870	50,000	4,870	20,790	300,000
		PCA Balanced Fund	Available-for-sale financial assets	-	-	—	—	14,127	250,000	—	—	—	—	14,127	250,000
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	-	-	—	—	13,298	150,000	—	—	—	—	13,298	150,000
		HSBC Global Balanced Select Fund	Available-for-sale financial assets	-	-	5,284	60,000	13,083	170,000	2,642	33,050	30,000	3,050	15,725	200,000
		PCA Quality-Quantity Fund	Available-for-sale financial assets	-	-	4,514	50,000	16,224	200,000	—	—	—	—	20,738	250,000
		Cathay Global Balanced Fund of Funds	Available-for-sale financial assets	-	-	—	—	12,781	150,000	—	—	—	—	12,781	150,000
		Franklin Templeton Global Bond Fund of Funds	Available-for-sale financial assets	-	-	9,196	100,000	8,893	100,000	—	—	—	—	18,089	200,000
		HSBC European Stars Fund	Available-for-sale financial assets	-	-	2,844	50,000	8,953	175,000	1,422	26,617	25,000	1,617	10,375	200,000
		Fuh-Hwa Olympic Global Fund	Available-for-sale financial assets	-	-	8,993	100,000	8,620	100,000	—	—	—	—	17,613	200,000
		Cathay Global Conservative Fund of Funds	Available-for-sale financial assets	-	-	—	—	22,719	250,000	—	—	—	—	22,719	250,000
		Jih Sun Mortgage Backed Securities Fund	Available-for-sale financial assets	-	-	—	—	20,305	200,000	—	—	—	—	20,305	200,000
		Fidelity European High Yield Fund	Available-for-sale financial assets	-	-	1,443	541,806	510	220,900	—	—	—	—	1,953	762,706
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	-	-	622	354,450	536	364,635	—	—	—	—	1,158	719,085
		USD Special Bond Fund	Available-for-sale financial assets	-	-	—	—	25	353,540	—	—	—	—	25	353,540
		Parvest European Convertible Bond Fond	Available-for-sale financial assets	-	-	65	324,708	37	221,980	—	—	—	—	102	546,688
		Fidelity US High Yield Fund	Available-for-sale financial assets	-	-	458	172,709	1,241	496,791	—	—	—	—	1,699	669,500
		GAM Interest Trend-USD OPEN	Available-for-sale financial assets	-	-	—	—	18	199,419	—	—	—	—	18	199,419
		JPMorgan Lux Funds-Emerging Markets Bond Fund	Available-for-sale financial assets	-	-	—	—	21	199,638	—	—	—	—	21	199,638
		JPMorgan Funds-Global Convertiblies Fund	Available-for-sale financial assets	-	-	—	—	465	268,800	—	—	—	—	465	268,800
		MFS Meridian Funds-Strategic Income Fund	Available-for-sale financial assets	-	-	—	—	316	132,592	—	—	—	—	316	132,592
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	-	-	379	203,104	465	309,980	—	—	—	—	844	513,084
		MFS Meridian Funds-Global Equity Fund	Available-for-sale financial assets	-	-	—	—	158	163,680	—	—	—	—	158	163,680
		GAM Diversity-USD Open	Available-for-sale financial assets	-	-	—	—	6	163,680	—	—	—	—	6	163,680
		JF (Taiwan) Bond Fund	Available-for-sale financial assets	-	-	—	—	39,123	600,000	—	—	—	—	39,123	600,000
		Dresdner Bond DAM	Available-for-sale financial assets	-	-	—	—	34,342	400,000	—	—	—	—	34,342	400,000
		PCA Well Poll Fund	Available-for-sale financial assets	-	-	—	—	47,682	600,000	—	—	—	—	47,682	600,000
		NITC Taiwan Bond	Available-for-sale financial assets	-	-	—	—	67,114	950,000	—	—	—	—	67,114	950,000
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	-	-	—	—	38,216	500,000	—	—	—	—	38,216	500,000

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Fubon jin-Ju- I Fund	Available-for-sale financial assets	-	-	—	$—	61,010	$750,000	—	$—	$—	$—	61,010	$750,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	-	-	—	—	60,564	700,000	—	—	—	—	60,564	700,000
		Gallop NO.1 REIT	Available-for-sale financial assets	-	-	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Collateralized Loan Obligation	Held-to- maturity - bond	-	-	—	—	—	150,000	—	—	6,106	—	—	143,894
		Secured Bonds	Held-to- maturity - bond	-	-	—	—	—	150,000	—	—	—	—	—	150,000

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.
Note 2:	The amount were less declared cash dividends $63,336 thousand and plus equity in earnings of equity investees $104,782 thousand.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2007.04.11	$125,263	Paid	Ge Xin Ying Jian Corporation, etc.	None	—	—	—	—	Bidding	New office	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note)	% to Total
Chunghwa Telecom. Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$285,593	—	30 days	—	—	$214,071	2
			Purchase	2,147,391	5	30-60 days	—	—	(897,928)	11
	Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Purchase	178,184	—	30 days	—	—	(127,719)	2
	Chunghwa System Integration Co., Ltd.	Subsidiary of equity-accounted investee	Purchase	151,268	—	30 days	—	—	(115,923)	1

Note:    Excluding payment and receipts on behalf of other.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$214,071	5.34	$—	—	$214,071	$—

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2007				Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
				June 30, 2007		December 31, 2006		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Telecommunication facilities sales		$1,065,813		$—	70,373	31		$1,107,259	$366,500	$112,283 (Note 4)		Subsidiary
	Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000		980,000	98,000	49		999,655	49,895	24,448 (Note 1)		Equity-accounted investee
	Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000		164,000	1,760	40		532,107	(59,636)	(32,897 (Note 2	) )	Equity-accounted investee
	CHIEF Telecom	Taipei	Network communication and engine room hiring		310,652		310,652	38,370	70		253,553	(28,561)	(19,874 (Note 3	) )	Subsidiary
	Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000		—	15,000	100		116,432	(33,568)	(33,568 (Note 1	) )	Subsidiary
	Spring House Entertainment Inc.	Taipei	Network content manufacture broadcasts and information software		22,409		22,409	2,016	30		17,051	222	(709 (Note 5	) )	Equity-accounted investee
	ELTA Technology Co., Ltd.	Taipei	software services and sale of administrative machinery equipment		27,455		—	2,586	21		26,784	630	(705 (Note 6	) )	Equity-accounted investee
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	US$	— (1 (Note 7))	US$	— (1 (Note 7))	—	100	US$	— (1 (Note 7))	—	— (Note 1)		Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	US$	— (1 (Note 7))	US$	— (1 (Note 7))	—	100	US$	— (1 (Note 7))	—	— (Note 1)		Subsidiary
Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang Taipei	Telecommunication facilities manufactures and sales		206,190		245,114	14,721	48		264,323	85,700	52,169 (Note 1)		Equity-accounted investee
	Taiwan Icon, Inc.	Taipei	Telecommunication facilities sales		1,320		1,320	600	100		5,789	270	270		Subsidiary
CHIEF Telecom	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring.		2,000		10,000	200	100		2,090	(69)	(69 (Note 1	) )	Subsidiary
	CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and Internet Service		1,678		1,678	400	100		1,352	(6)	(6 (Note 1	) )	Subsidiary

Note 1:	The equity in net income (net loss) of investees was based on audited financial statements.
Note 2:	The equity in net loss of an investees amounted to $23,946 thousand was calculated from audited financial statements plus a gain on realized upstream transactions of $29,628 thousand less a gain on unrealized upstream transactions of $38,579 thousand.
Note 3:	The equity in net loss of an investees amounted to $19,993 thousand was calculated from audited financial statements plus amortization between the investment cost and net value $119 thousand.
Note 4:	The equity in net income of an investees amounted to $111,853 thousand was calculated from audited financial statements plus amortization between the investment cost and net value $430 thousand.
Note 5:	The equity in net income of an investees amounted to $67 thousand was calculated from audited financial statements less a gain on unrealized upstream transactions of $776 thousand.
Note 6:	The equity in net income of an investees amounted to $133 thousand was calculated from audited financial statements less amortization between the investment cost and net value 438 thousand and a gain on unrealized upstream transactions of $400 thousand.
Note 7:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 but not on operating stage yet.